Transform Pitney Bowes

Prepared by Hestia Capital Management

APRIL 2023

transform pitney bowes

Disclaimer

The materials contained herein (the "Materials") represent the opinions of Hestia Capital Partners, LP and the other participants named in its proxy solicitation (collectively, "Hestia," the "Hestia Group" or "we") and are based on publicly available information with respect to Pitney Bowes Inc. ("Pitney Bowes," "PBI" or the "Company"). The Hestia Group recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Hestia Group's conclusions. The Hestia Group reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. The Hestia Group disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the Hestia Group herein are based on assumptions that the Hestia Group believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of the Hestia Group currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of the Hestia Group from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that the Hestia Group discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and the Hestia Group expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Hestia Group. Although the Hestia Group believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The Hestia Group will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, the Hestia Group has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

Table of Contents

transform pitney bowes

Executive Summary

Why We Are Here

Pitney Bowes and Hestia have distinctly different views on the importance of strategy and the value of course-correcting when business plans fail.

"Success is not so much a question of decisions on strategic choice as it is a question of your capability and fortitude to stay on the new course you've chosen."

—Marc Lautenbach, Spring 2017

Hestia Capital doesn't judge leadership by their mistakes, but rather by how they respond to their mistakes.

Source: Insigniam, Stay the Course.

About Hestia Capital

Hestia is the third largest stockholder of Pitney Bowes, holding 8.5% of the Company's outstanding common shares.

- Hestia is a value-oriented investment firm that manages a long-term capital base anchored by its founder's personal net worth.
- Hestia is led by Chief Investment Officer Kurt Wolf, who leverages his background in operations and corporate strategy to identify significantly undervalued companies with clear paths to meaningfully improving free cash flow.
- Hestia is not an "activist investor" and focuses on private engagement – in our 15 years, we have only had to make our concerns public twice: GameStop, which is on much stronger footing today thanks to our involvement, and Pitney Bowes.
- Hestia's history of constructive engagement has led to successful outcomes, as evidenced by our strong track record:

Annualized Net Returns Since Inception	Share of Long Investments that Beat the S&P 500	Share of Long Investments with an IRR in Excess of 100%
30.8%	**86%**	**43%**

Past Value-Enhancing Engagements

Best Buy, GameStop, PCA Packaging Corporation of America

Source: Hestia.

About Pitney Bowes

Pitney Bowes has two highly valuable businesses that dominate the postage meter and mail sortation spaces and a Global Ecommerce ("GEC") business that has increasingly struggled over the past eight years.

Pitney Bowes Corporate Snapshot (NYSE: PBI)

- Headquarters: Stamford, CT
- Founded: 1920
- Employees: ~11,000
- Market Capitalization: $628 million*
- 2022 Revenue: $3.5 billion
- 2022 Net Income: $36.94 million

pitney bowes

**Data reflects financials and most recent 10-K filing for year ending December 31, 2022.*

SendTech Segment

- Dominant postage meter business with ~70% market share in the U.S. and globally.
- Includes maintenance, supplies, banking and other related services.
- 2022 Revenue: $1.36 billion
- 2022 EBIT: **$401 million**

Presort Segment

- Dominate provider of mail sortation services in the U.S., with ~25% market share.
- According to management, the number two player has approximately 2% market share.
- 2022 Revenue: $602 million
- 2022 EBIT: **$82 million**

GEC Segment

- Businesses include domestic parcel (~75% of revenue), cross-border logistics (~12.5% of revenue) and digital (~12.5% of revenue).
- Management has positioned the domestic parcel business to compete head-to-head with UPS and FedEx Corp ("FedEx"), despite representing less than 1% market share.
- 2022 Revenue: $1.58 billion
- 2022 EBIT: **-$100 million**

Source: 2022 10-K filing, Segment Information.

Long-Term Value Destruction Under Leadership

Pitney Bowes has delivered negative total stockholder returns and underperformed relevant indices over all relevant time horizons.



Pitney Bowes
Russell 2000
S&P 500
S&P 600
300%
250%
200%
150%
100%
50%
0%
-50%
-100%
-49%
-13%
-52%
-47%
-21%
21%
32%
172%
-14%
33%
68%
254%
-14%
30%
44%
219%
1-Year
3-Year
5-Year
10-Year

Source: TSR data was obtained via Bloomberg and includes dividends reinvested. TSR data runs through the close of trading on November 18, 2022, which is the last day of trading prior to Hestia filing its Schedule 13D with the SEC.

Leadership's GEC-Focused Strategy Has Failed

CEO Marc Lautenbach and the Board of Directors (the "Board") have presided over significant stockholder value destruction as a result of their strategy over the past eight years.

EBIT (2012 - 2022)



($ in millions)
700
600
500
400
300
200
100
0
Pre-GEC Growth Strategy
+2.4%
GEC Growth Strategy
-81%
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

Free Cash Flow ("FCF") (2012 - 2022)



($ in millions)
600
500
400
300
200
100
0
Pre-GEC Growth Strategy
-1.8%
GEC Growth Strategy
-89%
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

Total Stockholder Return ("TSR") of PBI vs. S&P 500 After 2015 Borderfree Acquisition



150%
50%
-50%
-150%
100%
-80%
5/5/2015
5/5/2016
5/5/2017
5/5/2018
5/5/2019
5/5/2020
5/5/2021
5/5/2022
PBI % change
S&P 500 % change

Moody's Senior Unsecured Regular Bond/Debenture



Baa2
Baa3
Ba1
Ba2
Ba3
B1
B2
B3
Newgistics acquisition announced
Placed on negative credit watch
5/5/2015
5/5/2016
5/5/2017
5/5/2018
5/5/2019
5/5/2020
5/5/2021
5/5/2022

Source: 2012-2022 10-K filings; TSR data from CapitalIQ ("CapIQ"); S&P PBI Outlook report.

Leadership Has Hurt the Company's Credibility with the Market

Mr. Lautenbach has repeatedly said that improved financial performance is right around the corner, despite GEC's sustained EBIT decline.



Global Ecommerce (GEC) EBIT
$80
$40
$0
-$40
-$80
-$120
($ in millions)
2013*
2014*
2015
2016
2017
2018
2019
2020
2021
2022
"…our second-quarter results contributed to a solid first-half performance that continued to substantiate both the strength of our long-term economic model and our long-term strategy." – Mr. Lautenbach (Q2 2014 – July 30, 2014)
"We believe that the progress across the overall business achieved in the fourth quarter, and more broadly over the course of 2015, reinforces this view and provides us with a reason to be optimistic about the long-term future of Pitney Bowes." – Mr. Lautenbach (Q4 2015 – February 2, 2016)
"Our first quarter results demonstrate that we are making progress against our strategy and set us up to deliver on our financial commitments for the year." – Mr. Lautenbach (Q1 2018 – May 2, 2018)
"…our first-quarter results reinforced the underlying strength of our business model and our strategy to unlock value in our Company." – Mr. Lautenbach (Q1 2015 – April 30, 2015)
"…the investments we have been making are the right ones and what will drive our future growth on both our top and bottom lines." – Mr. Lautenbach (Q2 2017 – August 13, 2017)
"…the third quarter performance is clear evidence that the steps we have taken, and continue to take to transform our company, are paying off." – Mr. Lautenbach (Q3 2019 – November 5, 2019)
"…I like where we stand on profitable revenue growth, and I really like where Global Ecommerce stands in terms of being EBITDA positive." – Mr. Lautenbach (Q2 2021 – August 3, 2021)
"…the big picture view of activity in the quarter continues to support our long-term thesis for this business." – Mr. Lautenbach (Q2 2022 – July 28, 2022)
"…we're succeeding because of the conscious and purposeful decisions we've made over the last several years." – Mr. Lautenbach (Q3 2020 – October 30, 2020)

transform pitney bowes

Source: PBI Quarterly Earnings Release Call transcripts.

*Note: GEC was not a reportable segment prior to 2013. GEC segment reporting changed for 2015 and forward, so 2013 and 2014 will have minor comparability issues.

Poor Debt Management and Financial Planning Reinforce the Urgent Need for Change

In March 2021, during an incredibly friendly financing market, the CEO and Board added $1.7 billion in 2026-2029 debt maturities, which is completely inconsistent with the cash-burning GEC growth strategy.



PBI Projected Cumulative Free Cash Flow and Maturing Debt Based on Current GEC Guidance *
($ in millions)
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
2022
2023
2024
2025
2026
2027
2028
2029
Projected cumulative free cash
Cumulative maturities

*"We now think that GEC will not be able to generate positive EBITDA for 2022, and will be challenged to show much improvement into 2023 absent a major reversion in currency markets that changes the economics of outbound shipping. Although Pitney Bowes does not break out margins by subsegment in the GEC business, the substantial hit to EBITDA in Q3 indicates to us that cross-border is likely the most profitable part of this segment, and **achieving positive EBITDA off domestic parcel expansion will be challenging**."*

S&P Global Ratings

November 10, 2022

*"Pitney Bowes' ratings are pressured by the uncertainty of the inflection point to EBIT profitability for the Global Ecommerce segment given the ongoing underperformance of ecommerce operations. **The negative outlook reflects the potential for deterioration in the company's credit profile absent success in meeting Pitney Bowes' operating plan for 2023 which includes Global Ecommerce generating positive reported EBITDA and reduced EBIT losses for the year**."*

Moody's

February 27, 2023

Source: 2022 10-K filing; Debt Maturities schedule.
*Based off analyst EPS for 2023 and 2024, not including FCF on a go forward based off 2024 FCF.

A Timeline of Hestia's Good Faith Efforts to Avoid a Proxy Contest

Hestia began privately engaging with Pitney Bowes over a year ago with the goal of providing our analysis and helping the Company's leadership begin a much-needed, value-enhancing turnaround.

March 16
After months of engaging with IR, Hestia has a call with Mr. Lautenbach and CFO Ana Maria Chadwick to discuss Hestia's investment, with a focus on the Company's operations and financials.

July 6
Hestia sends a private letter intended for the Board, outlining **Hestia's desire to engage privately**, including a near-term meeting. IR sets up a call with certain executives, which was wholly unproductive.

Aug-Nov
Hestia continues to follow up with Mr. Lautenbach to schedule a meeting with the Board, expressing Hestia's desire to work collaboratively and privately on enhancing value at Pitney Bowes. **The Company refuses to engage in 2-way dialogue**.

November 10
More than four months after initially requesting to speak with the Board, Hestia presents its **ideas for value creation – including adding three new directors and the formation of a Strategic Planning and Capital Allocation Committee** – to Mr. Lautenbach, Michael I. Roth and Anne M. Busquet.

Mid-November
Hestia proposes a cooperation framework. Company demands to interview Hestia's director candidates before discussing any framework. **Hestia agrees to unusual request as a sign of goodwill.**

November 21
Hestia files 13D reporting 6.9% ownership, omitting certain significant critical commentary of the Company in an effort to help make it easier to find common ground in negotiations with the Board.

Nov 30-Dec 5
Hestia learns that the **Company was in discussions to add a personal friend of Mr. Lautenbach to the Board.** Hestia's legal counsel requests that the Company no longer communicate with any of Hestia's proposed candidates in light of the Company's actions.

December 7
Pitney Bowes sends a proposal to Hestia's legal counsel that proposed appointing Katie May and Candidate A to the Board in exchange for Hestia agreeing to a two-year standstill.

Negotiations break down after the **<u>CEO goes behind Hestia's back and approaches Ms. May and Candidate A about joining the Board without an agreement with Hestia</u>**– causing Candidate A to no longer consider joining the Board due to the bad faith shown.

January 11-19
Hestia's legal counsel meets with and proposes yet another framework to the Company's legal counsel. The Company promises to revert with feedback from the Board.

January 23
Hestia delivers Nomination Notice to Pitney Bowes nominating seven candidates. The Company's share price closes up more than 6% from the share price as of market close on the prior trading day.

February 7
After missing Q4 earnings, the Company proposes a settlement that includes the departure of two directors. Notably, the framework does not include the establishment of any committee.

February 9
The Company offers Board seats to Ms. May and Todd Everett. Hestia says it would agree with certain adjustments, including adding fewer new directors, provided that Messrs. Lautenbach and Roth would leave the Board. **<u>Pitney Bowes rejects this offer</u> without countering.**

February 14-21
Hestia and the Company continue private negotiations. Ultimately no agreement is reached because **<u>the Board said it would not consider Mr. Lautenbach's departure as part of the deal</u>.**

March 2
The Company files its preliminary proxy and announces that it has expanded the size of the Board to 11— a reactionary refresh — and that Robert Dutkowsky would assume the role of non-executive Chairman.

March 6
After considering reducing its slate of nominees following the much needed, yet reactionary and defensive, refresh of the Board, Hestia files its preliminary proxy nominating five director candidates.

2022				2023	
Engage Management	Engage Board	Good faith negotiations	Significant change required	Only CEO change	Majority Slate

Source: SEC filings.

Excessive Interlocks in Boardroom Also Reinforce the Need for More Change


Linda Sanford
Compensation Committee Chair
IBM
Mary Guilfoile
Marc Lautenbach
CEO
pitney bowes
David Shedlarz
Audit Committee Chair*
Robert Dutkowsky
Board Chair
IPG
HERSHEY
Michael Roth
Former Board Chair*
Sheila Stamps
Anne Busquet
Governance Committee Chair
Golden Seeds

Source: SEC filings; Hestia research.

*Not standing for reelection at 2023 Annual Meeting

The Case for Real Change at Pitney Bowes is Clear

Each new director appointed during the first 10 years of Mr. Lautenbach's tenure has ties to at least one other director.

Name	Joined Board	Interlock(s)
Linda Sanford	2015	**Messrs. Lautenbach** and Roth
Robert Dutkowsky	2018	**Messrs. Lautenbach** and Shedlarz
Mary Guilfoile	2018	Mr. Roth and Ms. Sanford
Sheila Stamps	2020	Ms. Busquet

The Board's recent "refresh" further insulates Mr. Lautenbach by appointing his close long-time associate as Chair.



I have had the opportunity to work with Bob Dutkowsky for over 20 years and he is one of the finest leaders I have ever had the opportunity to work with. Bob has the two qualities that every great leader possesses - judgment and courage. Every leader looks great when things are going well, but when you truly learn about a leader's character is at moments of at adversity- and that is when Bob shines the most. He is calm, resolute, and determined.
Marc Lautenbach
President and Chief Executive Officer
Pitney Bowes Inc.
BOLD BUSINESS

Given the "refresh" appears to have been designed to protect Mr. Lautenbach, we question whether the new directors are clear-eyed about the CEO's long-standing failures.

The Board negotiated in bad faith with Hestia, one of the Company's top three stockholders.

- Refused to engage in authentic two-way dialogue about business and strategy.
- Refused to discuss a settlement framework until after we made our nominees available for interviews.
- Tried to get two of our director candidates to join the Board immediately after interviewing them and before negotiating with us.
- Engaged in conduct during negotiations that caused one of our candidates, a former Fortune 10 executive, to withdraw.
- **Refused to engage in any discussion of replacing Mr. Lautenbach.**

The Board reaffirmed its commitment to Mr. Lautenbach and his strategy despite a decade of poor stockholder returns.

"The Board is aligned behind Marc Lautenbach in his role as CEO and looks forward to helping him continue to execute and enhance the Company's strategy. We encourage shareholders to support Marc in executing our long-term vision as well as our highly skilled, diverse, proven, and recently refreshed Board."

Pitney Bowes Press Release (March 14, 2023)

Source: SEC filings; Bold Business, Bold Leader Spotlight: An Exclusive Interview with Bob Dutkowsky, Tech Data Executive Chairman.

We Are Seeking to Replace Four Long-Tenured Directors

The incumbent directors we are seeking to replace have overseen the destruction of stockholder value, failed to hold leadership to account and maintained poor governance practices in Pitney Bowes' boardroom.



Anne Busquet

- × S&P (270%) outperformed **Pitney Bowes (-78%)** by 16.8x during her 16-year tenure.
- × Governance Chair that has overseen increasingly stale and entrenched Board.
- × Interconnected with first new director brought onto Board as Governance Chair.



Robert Dutkowsky

- × S&P (54%) outperformed **Pitney Bowes (-52%)** by 3.2x during his five-year tenure.
- × Served on Compensation Committee despite close 25+ year relationship with CEO.
- × Agreed to serve as Board Chair despite clear conflicts due to relationship with CEO, being Chair of another board and being arguably "overboarded" (four public boards).



Marc Lautenbach

- × S&P (241%) outperformed **Pitney Bowes (-50%)** by 6.8x during his 10-year tenure.
- × Strategy has resulted in Senior Unsecured Regular Bond / Debenture rating declining seven notches over the past seven years, including five during the past four years.
- × Has entrenched and insulated himself from accountability by exclusively bringing in directors with interlocks during first 10 years.



Linda Sanford

- × S&P (130%) outperformed **Pitney Bowes (-75%)** by 9.2x during her eight-year tenure.
- × Served as Compensation Chair despite having known Mr. Lautenbach for decades since their time at IBM together and being recommended to the Board by the CEO.
- × As Compensation Chair, has overseen growing CEO compensation despite declining performance.

Source: TSR data from CapIQ; SEC filings.

Our Solution: A Well-Rounded Slate with the Expertise Needed to Transform Pitney Bowes

Hestia's slate is made up of former C-level leaders and public company directors with experience in turnarounds, executive transitions, shipping industry operations, capital markets and capital allocation.



Milena Alberti-Perez

Experienced C-level leader, public company director and former financial executive at technology and publishing companies.

CFO who can help **address significant capital structure issues.**



Todd Everett

Strategic advisor and former CEO, who led Newgistics to profitable growth prior to it being acquired by Pitney Bowes.

Ex-CEO of Newgistics who can help **restore GEC to profitability and explore alternatives.**



Katie May

Accomplished CEO and public company director with a background in marketing, ecommerce, technology and strategic planning.

Successful shipping label software CEO who can **drive profitable growth in SendTech.**



Lance Rosenzweig

Experienced CEO and director of public companies, as well as VC- and PE-backed companies.

Turnaround CEO who can help **optimize corporate cost structure** and **maximize Presort EBIT.**



Kurt Wolf

Accomplished investor and director with expertise in capital allocation, debt management and competitive strategy.

Top Pitney Bowes stockholder who can help **ensure the Board protects and prioritizes stockholders.**

Source: Hestia.

Our Solution: A Seamless, Well-Managed Transition

If our slate is elected, we intend to appoint Lance Rosenzweig, who has strong turnaround experience, as interim CEO.

- Spent the past three decades holding executive leadership roles and director positions at public and private companies, including ecommerce and technology businesses needing transformation.
- Most recently the CEO of Support.com, Inc. (formerly NASDAQ: SPRT), which delivered total stockholder returns of more than 630% during his tenure.
- Served as the CEO of Startek Inc. (NYSE: SRT), where he stabilized a struggling organization with more than 40,000 employees and dramatically improved earnings.
- Served as the CEO of PeopleSupport, Inc. (formerly NASDAQ: PSPT), which he co-founded, built into one of the fastest growing public companies in the U.S., and helped achieve attractive stockholder returns.
- Previously led successful turnarounds as CEO of two private equity-owned companies.

Our slate has considered and planned for all change-in-control risks, including:

- ✓ **Interim Management Team** – We have identified qualified individuals with public company experience in the event unexpected departures cause the Company to need finance, legal, operational and segment-level leadership.
- ✓ **Employee Retention** – We will immediately conduct a listening tour and facility visits to ensure an understanding of employee needs at the segment level. In addition, new leadership will begin frequent internal updates to keep the employee base apprised of the go-forward strategy and facilitate a two-way dialogue.
- ✓ **Customer Retention** – We will work with segment leaders to establish meetings and/or calls with large customers and prospects to ensure continuity.
- ✓ **Partner Retention** – We will work with segment leaders to establish meetings and/or calls with key partners (e.g., the U.S. Postal Service) to maintain strong relations.
- ✓ **Creditor Relations** – We will engage with lenders and ratings agencies to ensure they understand the Company's refined strategy and emphasis on debt management.

Source: Hestia.

Our Solution: A Value Creation Plan for Pitney Bowes

1. **Optimize Corporate Cost Structure**
2. **Restore GEC to Profitability & Explore Alternatives**
3. **Drive Profitable Growth in SendTech**
4. **Maximize Presort EBIT**
5. **Address Significant Capital Structure Issues**
6. **Ensure the Board Protects and Prioritizes Stockholders**

Our detailed, six-pillar plan targets a $15+ stock price in the coming years. We believe that executing on our strategy will help the Company significantly improve its credit profile.*

*Slides 80-109 detail the six pillars of the Hestia Slate's plan for Pitney Bowes.

Pillar #1: Optimize Corporate Cost Structure

Based on our analysis of Pitney Bowes' SG&A, we believe there may be as much as a $50 million to $70 million opportunity.



Unallocated Share of Corporate Costs
25%
20%
15%
10%
5%
0%
10
8
6
4
2
0
$84M
2012
2014
2016
2018
2020
2022
Unallocated share of total SG&A
Business Segments



Unallocated Expenses as % of Revenue+
5.7%
5.7%
6.1%
6.0%
5.6%
6.5%
5.3%
6.6%
5.6%
5.7%
5.8%
$138M
$159M
2.0%
2.0%
2.4%
2.4%
2.3%
2.2%
2.1%
2.2%
2.2%
2.1%
0.7%
0.8%
1.8%
1.6%
1.1%
1.0%
0.9%
1.1%
1.9%
1.6%
1.9%
1.3%
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Pitney Bowes
Average - Logistics*
Average - Other**



Corporate Costs
($ in millions)
$80
$70
$60
$50
$40
$30
$20
$10
$0
$50M
7.5
30
12.5
$70M
10
40
20
Downside Case
Base Case
"Fixed" Costs
"Discretionary" Costs
"Project" Costs

Even assuming $70 million in cuts, we would still be above levels at other "holding companies."

transform pitney bowes

Source: SG&A and Segment data from PBI 10-K filings; Peer data from CapIQ.
Logistics Company Peer Set: XPO Inc., FedEx Corp., Ryder System, Inc. and Titanium Transportation Group Inc.
***Conglomerate Company Peer Set ("Other"): MillerKnoll, Inc., Topgolf Callaway Brands Corp., The Walt Disney Company, The Procter & Gamble Company, Johnson & Johnson and PepsiCo.*

+Unallocated expenses are primarily made up of shared corporate services including Corp Mgmt., HR, IT, Finance / Treasury, and other corporate functions of that nature.

Pillar #2: Restore GEC to Profitability & Explore Alternatives



Gross Margin
30%
25%
20%
15%
10%
5%
0%
-5%
25%
25%
4%
-0.7%
-3.2%
2.1%
pitney bowes
2019
2020
2021
2022
Domestic Parcel
UPS
FedEx



Initial Triage
($ in millions)
$1,176
$850-$900
$0
2022 Revenue
Target Revenue
$55-$85 (6%-9% GM)
$24 (2% GM)
2022 Gross Profit
Target Gross Profit
$128
$110
2022 Other OpEx
Target Other OpEx
($55)-($25)
($108)
2022 EBIT
Target EBIT

- Our analysis suggests that GEC's domestic parcel business is operating at about 2.1% gross margin (UPS and FedEx are both at 25% gross margin).
- Pivoting to a niche strategy should enable Pitney Bowes to reduce losses while exploring strategic alternatives.
- We believe that through initial triage we can improve gross profit by $30 million - $60 million by pursuing alternative pricing strategies for unprofitable clients and network optimization. These steps would conservatively save another $20 million in OpEx.
- If the business is not sold, future steps would target EBIT profitability, return on investment ("ROI") in excess of cost of capital, then profitable growth.

Source: UPS 10-K filings, 2019-2022; FedEx 10-K filings, 2019-2022; Pitney Bowes 10-K filings, 2019-2022.

Pillar #3: Drive Profitable Growth in SendTech


Cumulative Growth
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
-35%
-40%
-45%
quadient*
-1.9% CAGR
SendTech
-4.9% CAGR
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022


Auctane (f/k/a Stamps.com) Annual Growth
100%
80%
60%
40%
20%
0%
-20%
Postage Focus
6% CAGR
Shipping Label Focus
29% CAGR
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020+

- The Company's focus on GEC growth strategy has hampered growth of Pitney Bowes' most valuable business.
- We will focus on returning SendTech to profitable growth by pursuing:
  - Increased investment in external sales (staffing was cut by approximately 90% under Mr. Lautenbach**).
  - Improvements to shipping label software, including user interface and workflow capabilities, to accelerate growth and create a broader customer reach, which will allow Pitney Bowes to attract and retain customers through a greater share of their lifecycle.
- We will also explore options to free up restricted cash at the Pitney Bowes Bank (discussed in Capital Allocation section).

Source: Quadient (f/k/a NEOPOST) Annual Reports 2013-2022; PBI 10-K filings, 2013-2022.

+Last year as a public company.
**Based on conversations with current and ex-employees.
*Quadient is SendTech's closest public pure player peer. Quadient data is converted from Euros to U.S. Dollars to account for currency and reports a FY that ends one month after SendTech.

Pillar #4: Maximize Presort EBIT


Presort EBIT
30%
25%
20%
15%
10%
5%
0%
Production Mail sold
GEC growth strategy begins
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Target
Presort EBIT - lower
Presort EBIT - upper


Presort Investment
50
25
0
(25)
(50)
(75)
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
Estimated Value of Acquisitions
Presort D&A
Presort CapEx
Accumulated CapEx surplus (deficit)

- Presort EBIT margins have declined from 25% to 14% under Mr. Lautenbach.
- The Company appears to be trying to maximize revenue, not ROI, and is underinvesting.
- Our analysis and research suggest EBIT and ROI can be improved through a three-pronged strategy of: 1) Alternative pricing strategies, 2) Increased investment, and 3) Increased focus on tuck-in acquisitions.
- We believe these steps could increase EBIT by $12 million to $24 million while improving ROI.

Source: PBI 10-K filing, 2011-2022.

*Acquisitions not included due to small size leading to limited reporting detail. Discussions with management suggest limited acquisitions for several years up until very recently

Pillar #5: Address Significant Capital Structure Issues

	Past Pre-2022								Present 2023	Future 2024-2026
Debt / Financial Profile	• Mismanagement of the "plain vanilla" credit agreement entered into 11/2019 has unnecessarily hindered the ability to properly optimize the Company's balance sheet. • **Feb 2020**: Concessions in exchange for $950M incr. facility (Tranche B) used to buy back bonds. • **Mar 2021**: Created 2026-2029 debt wall. • **May 2022**: 2nd Amend. expanded definition of "obligations" to further restrict ability to incur pari-passu debt. • **Dec 2022**: In exchange for looser financial covenants, signed amendment to significantly tighten baskets and ability to engage in liability management transactions.								• $0.79B in secured debt • $0.35B maturing 3/26; $0.44B maturing 3/28; • No asset-based lending draw Unsecured debt = $1.45B maturing 2024 – 2043	• Opportunistically pay down / repurchase $250M in debt • Potentially free up $200M in restricted cash at PBI Bank • Potential Receivables financing • Free up cash / leases
GEC Operating Profile		<u>Prior</u>	<u>2016</u>	<u>2017</u>	<u>2018</u>	<u>2019</u>	<u>2020</u>	<u>2021</u>	<u>2022</u>	• Streamline Costs • GEC: Turnaround or Sell • $120M-$180M in additional FCF generation
	Revenue		$339M	$552M	$1,023M	$1,152M	$1,619M	$1,703M	$1,576M	
	EBIT		$3M	-$18M	-$32M	-$70M	-$83M	-$99M	-$100M	
Total PBI Leverage Ratio			3.2x	4.1x	3.3x	3.4x	3.8x	3.8x	3.8x	< 2.5x
Credit Rating (S&P)		BBB	BBB-	BBB-	BB+	BB+	BB+	BB	BB	Hestia ***planned EBITDA growth*** and ***debt actions*** would improve leverage ratios last seen when Company was Investment Grade *(i.e., BBB)*
Senior Unsecured Credit Rating (Moody's)		Baa2	Baa3	Ba1	Ba1	Ba3	B1	B1	B3	Hestia ***planned EBITDA growth*** and ***debt actions*** would improve leverage ratios last seen when debt was Investment Grade *(i.e., Baa2)*
Outlook		Stable	Negative	Negative	Negative	Stable	Stable	Stable	Negative	Stable / Positive

Source: Financial data from PBI 10-K filings, 2016-2022; Credit data from S&P Outlook reports.

Pillar #6: Ensure the Board Protects and Prioritizes Stockholders

If elected to the Board, we plan to push for a series of governance improvements that will help protect stakeholders' interests and improve the Company's corporate governance profile.

- ✓ Provide Pitney Bowes' stockholders the ability to:
  - ✓ Call special meetings with 15% of the Company's outstanding shares;
  - ✓ Act by written consent; and
  - ✓ Fill vacancies on the Board due to the removal of any director(s).
- ✓ Have the Governance Committee take action to reduce the likelihood of future interlocks:
  - ✓ Re-evaluate the "independence" standards in the Company's current Governance Principles; and
  - ✓ Establish an annual review process to be undertaken by the Governance Committee to ensure there are not existing relationships between or among directors that could interfere with a director's independent judgment.

We believe these enhancements represent a "first step" toward improving Pitney Bowes' governance profile and are in the best interest of all Company stakeholders.

Our Solution: Take Decisive Action to Target Value



Valuation Creation Bridge
$18
$16
$14
$12
$10
$8
$6
$4
$2
$-
$3.74
$2.94
$1.71
$6.68
$5.45
$1.01
$0.45
$7.69
$5.90
$2.51
$1.70
$10.20
$7.60
$0.79
$0.31
$10.99
$7.91
$5.24
$3.43
$16.33
$11.34
Current Share Price
GEC EBIT
Presort EBIT
SG&A Cuts
SendTech Growth
GEC Sale

transform pitney bowes

Source: Hestia analysis. Current share price as of close on April 6, 2023.

Pitney Bowes Has Made Baseless Accusations About Our Efforts to Make Stockholders Aware of Our Value Creation Views

Pitney Bowes has demonstrated its level of desperation by stating – as a matter of fact – that we violated the federal proxy rules by sharing a view about the value associated with our plan.

- In a recent public letter issued by the incumbent Board, the Company said, *"Hestia brazenly violated the federal proxy rules when it boldly announced a '$15+' price target for Pitney Bowes stock because it is considered misleading to make '[p]redictions as to specific future market values' in a proxy contest."*
- The Company cited Rule 14a-9(a) in a footnote.
- The fact is that the Company's defamatory claim validates the Board's lack of objectivity and contradictory decision-making. Here's why:
    1. In recent years, scores of investors involved in election contests have stated their views about how certain actions could yield higher share prices.
    2. The Board is yet to make any attempt to provide stockholders with its own KPIs and value-creation target, which are items long-suffering stockholders desire.
    3. If the Board does believe in the Company's future prospects, it is curious that insiders have barely purchased any stock on the open market in recent years; this suggests a lack of confidence in the strategy the Board continues to support.
- We are not predicting that the Company's share price will reach $15 if our slate is elected, but we are targeting a $15 stock price that we believe can be achieved by effectuating the value enhancing initiatives as set forth in our plan.

Our Solution: Laying the Groundwork for Pitney Bowes' Transformation

If elected, we intend to form a Strategic Planning and Capital Allocation Committee (the "Committee")

- **Purpose:** Support management and provide recommendations to the full Board pertaining to capital allocation, operational improvements and long-term strategic improvements.

- **Composition:** A mix of new and incumbent directors to ensure optimal continuity for the Board, organization and Pitney Bowes stockholders.

- **Charter:** Empower the Committee to actively support management and provide non-binding recommendations to the full Board pertaining to capital allocation, operational enhancements and long-term strategic improvements.

- **Key Priority:** Once it is time to begin recruiting a permanent Chief Executive Officer, the Committee would also retain an independent search firm to support and lead a robust process.

Our plan to recruit a Permanent Chief Executive Officer for Pitney Bowes

- ✓ We believe that our plan will create stability for Pitney Bowes, drive enhanced value and make the Company an attractive destination for a permanent Chief Executive Officer.

- ✓ When the reconstituted Board determines it is time to begin recruiting a permanent Chief Executive Officer, the Committee will retain an independent search firm to support the robust search process.

- ✓ The Committee will work closely with the executive search firm to help ensure the Board evaluates a diverse cross-section of potential candidates with necessary industry experience and strong track records of value creation.

- ✓ Mr. Rosenzweig and the reconstituted Board will work closely with the permanent Chief Executive Officer during their onboarding to ensure a seamless transition and integration into the organization.

Due to Our Slate and Ideas, a Growing Number of Stockholders Stand with Hestia

Close to a half-dozen stockholders have made Pitney Bowes aware – publicly – that more change is urgently needed and they intend to vote for Hestia's slate at this year's Annual Meeting.

bwm VALUE INVESTING	According to a recent article in Reuters, *"[i]n September BWM AG wrote a letter to the board highlighting poor execution in the ecommerce segment, excessive debt, overly high corporate costs and the chief executive officer's multi-million dollar pay."*
DOMO CAPITAL MANAGEMENT	Late last year, Domo Capital's founder said *"[t]he poor management of global ecommerce is on Marc Lautenbach and the poor allocation of capital is on Michael Roth as the chairman of the board."*
THE PARK CIRCLE COMPANY *Established 1921*	"*Pitney Bowes is really messed up*," said Jeff Legum, CEO of Park Circle Investments. "*The CEO needs to go because he is a hindrance to moving ahead.*"
The Family Office of Bradley Radoff	Former Third Point exec Bradley Radoff said, *"The incumbents have blamed everyone and everything other than themselves and have offered no plan or path to value creation. I believe enough is enough and significant change is warranted."*
Anqa Management	There is "*unrealized value here, not just in the underperforming Global E-commerce segment but also in the original SendTech business where opportunities have been underexploited for some time*," said Jamie Zimmerman, who runs Anqa Management's Litespeed Master Fund.

Pitney Bowes' stock climbed more than 13% on the day Hestia announced its intent to overhaul the Board.

Source: Bloomberg, Hestia public filings and Reuters.

transform pitney bowes

The Case for More Meaningful Change at Pitney Bowes

Value Destruction: Negative TSR Over Every Relevant Time Horizon

Over all relevant time horizons – including the four incumbents we are seeking to remove whose respective tenures average 10+ years – the Company has delivered disastrous returns while market indices have significantly outperformed.

Pitney Bowes TSR vs. Indices

	1-Year	3-Year	5-Year	10-Year
Pitney Bowes	**-49%**	**-13%**	**-52%**	**-47%**
S&P 500	-14%	33%	68%	254%
S&P 600	-14%	30%	44%	219%
Russell 2000	-21%	21%	32%	172%

CEO and Incumbent Director TSR

Name	Tenure Start	TSR During Tenure	S&P TSR	PBI Value to S&P
Anne Busquet*	11/9/2007	**-78%**	270%	6%
Robert Dutkowsky	7/9/2018	**-52%**	54%	31%
Marc Lautenbach*	12/3/2012	**-50%**	241%	15%
Linda Sanford	9/21/2015	**-75%**	130%	11%

$100 invested in Pitney Bowes over Mr. Dutkowsky's tenure is worth $52. If you invested $100 in the S&P over the same period, it would be worth $154.

$100 invested in Pitney Bowes over Mr. Lautenbach's tenure is worth $50. If you invested $100 in the S&P over the same period, it would be worth $241.

**Denotes a director that is considered "stale" given they have served on the Board for over 10 years.*

Source: TSR data was obtained via Bloomberg and includes dividends reinvested. TSR data runs through the close of trading on November 18, 2022, which is the last day of trading prior to Hestia filing its Schedule 13D with the SEC.

Value Destruction: A Battered Credit Rating

Largely due to poorly executed acquisitions and sustained losses within GEC, Pitney Bowes' credit rating has steadily deteriorated under Messrs. Lautenbach and Dutkowsky.


Moody's Senior Unsecured Regular Bond/Debenture
Mr. Lautenbach appointed CEO
Mr. Dutkowsky added to Board
Aa3
A1
A2
A3
Baa1
Baa2
Baa3
Ba1
Ba2
Ba3
B1
B2
B3
pitney bowes
Pitney Bowes Expands Cross-Border Ecommerce Capabilities with the Acquisition of Borderfree
Acquisition to Accelerate the Long-term Growth of Pitney Bowes
pitney bowes
Pitney Bowes Expands Capabilities in Growing Ecommerce and Parcel Services Space with Acquisition of Newgistics, Inc.
12/3/2012
12/3/2013
12/3/2014
12/3/2015
12/3/2016
12/3/2017
12/3/2018
12/3/2019
12/3/2020
12/3/2021
12/3/2022
Lautenbach Tenure
Dutkowsky Tenure
Credit Rating

Source: Company filings; S&P Downgrade Report, 2022.

Value Destruction: A Battered Credit Rating (Cont.)

“**The path to sustainable growth and EBITDA generation from the GEC segment—critical in our view to the long-term health of Pitney Bowes—remains muddled and once again delayed.**”

“We now think that GEC will not be able to generate positive EBITDA for 2022, and will be challenged to show much improvement into 2023 absent a major reversion in currency markets that changes the economics of outbound shipping. Although Pitney Bowes does not break out margins by subsegment in the GEC business, the substantial hit to EBITDA in the third quarter indicates to us that cross-border is likely the most profitable part of this segment, and **achieving positive EBITDA off domestic parcel expansion will be challenging.**”

“At this point, **we expect broadly flat sales for Ecommerce in 2023 and have little confidence in forecasting the timeframe over which this segment will be able to consistently generate EBITDA.** Our uncertainty is reinforced by the fact that GEC has been operating for some time at volumes in excess of prior volume targets that management had keyed to profitability, while still losing money.”

S&P Global
Ratings

Pitney Bowes Inc. Outlook Revised To Negative On Extended Revenue Declines, Weaker Profitability In Ecommerce Segment

— Pitney Bowes Inc. reported a 5.1% year-over-year revenue decline for the third quarter of 2022, led by an 11% decline in Global Ecommerce (GEC) as a strong dollar hurt performance in cross-border shipping.

— Profitability at the GEC business deteriorated as well, with segment EBITDA a $16.9 million loss compared to break even in the year ago quarter.

— We revised our outlook on Pitney Bowes to negative from stable. At the same time, we affirmed our ratings on the company, including the 'BB' issuer credit rating.

— Relatively more stable performance at the company's Sending Technology and Presort segments have enabled Pitney Bowes to keep leverage under 4.0x so far and underpin our current affirmation of the rating.

— The negative outlook is based on our expectation that a weakening consumer spending backdrop will increase the risk that the company will not be able to reverse recent weak performance at GEC.

NEW YORK (S&P Global Ratings) Nov. 10, 2022—S&P Global Ratings today took the above rating actions.

The path to sustainable growth and EBITDA generation from the GEC segment--critical in our view to the long-term health of Pitney Bowes--remains muddled and once again delayed.Pitney's Global Ecommerce business saw accelerating revenue declines and further profitability deterioration in the September quarter, as a strong dollar hurt outbound volumes at cross-border solutions customers. We now think that GEC will not be able to generate positive EBITDA for 2022, and will be challenged to show much improvement into 2023 absent a major reversion in currency markets that changes the economics of outbound shipping. Although Pitney Bowes does not break out margins by subsegment in the GEC business, the substantial hit to EBITDA in the third quarter indicates to us that cross-border is likely the most profitable part of this segment, and achieving positive EBITDA off domestic parcel expansion will be challenging. The company has announced the launch of inbound services from the U.K. and Canada, an initiative that may reduce the firm's exposure to currency volatility over time, but the impact of this launch will be muted in the near term.

Source: S&P Downgrade Report, 2022.

Value Destruction: Destroyed Credibility

Despite eight years of evidence suggesting that the GEC growth strategy is failing, the four directors we are seeking to remove continue to emphatically oppose any change in strategy.



Pitney Bowes Share Price and EBIT
Share Price
$20
$18
$16
$14
$12
$10
$8
$6
$4
$2
$-
1200
1000
800
600
400
200
0
EBIT ($ in millions)
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Share Price
EBIT

transform pitney bowes

Source: EBIT data from PBI 10-K filings, 2012-2021; Share price data from CapIQ.

COVID is Not the Cause of the Company's Underperformance

Over the last four years, companies within the logistics industry have been producing very robust results. By comparison, Pitney Bowes' GEC segment has been consistently unable to show a profit.



Pitney Bowes vs. Peers Trended EBITDA Margin %
8.6%
8.6%
11.7%
10.5%
8.8%
9.4%
12.9%
11.9%
-0.1%
-0.8%
-1.1%
-1.4%
2019
2020
2021
2022
Pitney Bowes
Comparable Company Average*

Pitney Bowes cannot simply blame its poor performance on the COVID-19 pandemic when its competitors flourished due to increasing shipping demand.

Source: Company filings.

Note: 1). PBI GEC EBITDA is prior to any apportionment of unallocated Corporate Expenses. PBI GEC EBITDA margins would be even worse if that were included. 2). While the Competitive set is most like the GEC domestic parcel business, GEC also includes the more profitable cross-boarder solutions and digital delivery subsegments which, if excluded, would even further exacerbate the variance.

**Comparable Data Set includes companies that compete with Pitney Bowes' GEC segment including: XPO Inc, UPS, GXO Logistics, CEVA Logistics, FedEx.*

The Board Has Presided Over Years of Strategic Missteps and Capital Allocation Mistakes

Under Mr. Lautenbach, post-2014 strategic decisions and investments have resulted in the burning of $1.1 billion in capital – meanwhile, the Company's stock price is down more than 85%.

Leadership's Decision	Strategic Misstep	Poor Capital Allocation
Failed to aggressively pursue shipping label acquisitions	✓	✓
De-emphasized investment in incredibly valuable postage meter business	✓	✓
Failed acquisition of Borderfree	✓	✓
Failed acquisition of Newgistics	✓	✓
Pivoted from disciplined, profitable growth at Newgistics to undisciplined, unprofitable sales-focused growth	✓	✓
Underinvested in Presort acquisitions	✓	✓
Emphasis on organic growth over maximizing EBIT at Presort	✓	

transform pitney bowes

Source: Bloomberg; Company filings.

Strategic Missteps & Capital Allocation Mistakes: SendTech

- Pitney Bowes has failed to meaningfully participate in the consolidation of the shipping label industry.
- This misstep has allowed Auctane LLC ("Auctane") (formerly known as Stamps.com Inc.) to gain market share and become the dominant player in the space.
- These businesses were strategic fits with SendTech's postage meter business and were the driving force in Auctane's significant revenue, EBITDA and market valuation growth over its final several years as a public company.
- This was also the underpinning of Thoma Bravo's $6.6 billion acquisition of Auctane.



THOMABRAVO

OCTOBER 5, 2021

Thoma Bravo Completes Acquisition of Stamps.com

EL SEGUNDO, Calif. and SAN FRANCISCO—Thoma Bravo, a leading software investment firm, and Stamps.com, a leading provider of e-commerce shipping solutions, today announced the completion of Thoma Bravo's acquisition of Stamps.com for approximately $6.6 billion in cash. The acquisition was previously announced on July 9, 2021, and Stamps.com's stockholders approved the transaction on September 30, 2021.

THE OPPORTUNITY

We believe there are numerous opportunities to drive profitable growth in the shipping label business, which could help mitigate anticipated future declines in the postage meter business.

Source: Company filings.

Borderfree Acquisition: A Forgotten Lesson

1. In 2015, the Company purchased Borderfree as part of the GEC growth strategy for $395 million.

2. At the time of the acquisition, Mr. Lautenbach stated:



> *"The acquisition of Borderfree not only makes sense for our clients, it accelerates our strategic vision to grow our company through expansion of our digital commerce businesses…"*

3. As part of this deal, key Borderfree executives were only signed to six-month employment agreements (three years is standard). Mr. Lautenbach apparently believed more time wasn't needed, as the business was better run the "Pitney Bowes way." Borderfree leadership quickly exited the Company, leaving Pitney Bowes without the operational knowledge needed to run the business.

4. Just eight years later in 2022, following a 60% decline in Borderfree's revenue, it was sold for $100 million to Global-e.

5. And yet, two years later, Pitney Bowes bought Newgistics and signed executives to six-month employment contracts.

May 5, 2015

THE WALL STREET JOURNAL.

Pitney Bowes Agrees to Buy Borderfree For $395 Million

Pitney Bowes to pay $14 a share in cash, more than double Tuesday's closing price

June 23, 2022

Westchester & Fairfield County Business Journals

Pitney Bowes sells Borderfree business for $100M

In its letter dated March 14, 2023, the Board pointed to Borderfree as an example of their "foresight" – despite selling at a $295 million loss and failing to learn from its prior employment contracts' missteps.

Strategic Missteps & Capital Allocation Mistakes: Presort

- Presort is the largest player in the mail sortation services space with an estimated 25% of the market.
- Margins have declined from 22% in 2015 to 14% in 2022.
- The Board and management appear to have prioritized organic revenue growth over maximizing ROI.
- The Board has failed to fund necessary capital expenditures and has been a "reactive" acquirer, which in turn has slowed earnings growth for the segment.



Presort EBIT
30%
25%
20%
15%
10%
5%
0%
25%
25%
19%
21%
22%
20%
20%
14%
13%
11%
14%
14%
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022

THE OPPORTUNITY

We contend that focusing on pricing to maximize ROI (rather than growth), being a "proactive" acquirer and investing more in the business would improve value creation.

Strategic Missteps & Capital Allocation Mistakes: Newgistics: Destroying a Valuable Franchise

- In Spring 2017, Mr. Lautenbach was quoted as saying:



> ***"We will never be a logistics company. We don't compete with UPS and FedEx."***

- On September 6, 2017, Pitney Bowes bought Newgistics, **a logistics company.**
- At the time of the acquisition, Newgistics was growing profitably and was the dominant player in the ecommerce returns niche.
- Mr. Lautenbach changed Newgistics' strategy from a profitable, growing niche player to a scale strategy that made the company **compete more directly with UPS and FedEx.**
- As a result of this misguided strategy, GEC lost over $100 million (EBIT) in 2022.
  - EBITDA margins have dropped from an estimated 5% to 10% at the time of the Newgistics acquisition to an estimated -1%.



pitney bowes

newgistics

Pitney Bowes Completes Acquisition of Newgistics, Inc.

STAMFORD, Conn., October 02, 2017 - Pitney Bowes (NYSE:PBI), a global technology company that provides innovative products and solutions to power commerce, today announced the completion of its acquisition of Newgistics, Inc. (Newgistics).

THE OPPORTUNITY

By returning to being a niche player in the ecommerce logistics space, we believe that the domestic parcel business can thrive as a smaller, profitable and growing business.

Source: Company filings; Insigniam, Stay the Course.

Strategic Missteps & Capital Allocation Mistakes: Global Ecommerce (Overinvestment of Capital)

- Since 2015, when Mr. Lautenbach and other long-serving directors began their GEC growth strategy, GEC has consumed approximately $775 million in cash on the acquisition of Borderfree and Newgistics, net of proceeds from the subsequent sale of Borderfree.
- We estimate that the segment has consumed over **$300 million in free cash flow**.
- Despite this roughly **$1.1 billion investment**, GEC generated its largest ever EBIT loss of over $100 million in 2022, compared to EBIT profit of $5 million in 2015.
- The cash that has been invested in destroying the profitability of the GEC business could have been used to pay down roughly half of the Company's outstanding debt or invest in other core parts of the business.
    - This move almost certainly would have allowed the Company to maintain its investment grade rating and better reward stockholders for their investment.
- The following slide details the significant GEC business segment investment and its disappointing results.

The Company's inability to depart from the failed GEC growth strategy has led to sustained underinvestment in core parts of the business – ultimately driving a drop in profitability.

Source: PBI Quarterly Earnings Release transcripts; PBI 10-K filings, 2015-2022.

GEC Investment vs. EBITDA by Segment

Cumulatively over the past four years (2019-2022), Pitney Bowes has spent $241 million, or 52% of its total CapEx, on the GEC business segment, which has resulted in negative EBITDA of $57 million over the same period.



2019
2020
2021
2022
GEC
SendTech
Presort
Total
100%
35.9%
47.5%
16.5%
84.4%
15.9%
-0.3%
47.3%
28.6%
24.1%
45.6%
39.8%
14.7%
86.4%
16.0%
-2.4%
50.5%
31.9%
17.6%
46.4%
38.1%
15.6%
84.1%
19.6%
-3.7%
58.6%
17.1%
24.3%
44.5%
38.4%
17.0%
82.7%
21.6%
-4.2%
47.7%
30.8%
21.5%
Revenue $3,205M
EBITDA $628M
CapEx $113M
Revenue $3,554M
EBITDA $550M
CapEx $91M
Revenue $3,674M
EBITDA $547M
CapEx $152M
Revenue $3,538M
EBITDA $519M
CapEx $108M

transform pitney bowes

Source: Company filings.

The Company's Growth Strategy is Failing

The Company's domestic parcel business is destroying significant value, and management's claim that growth will solve the problem is contradicted by the actual data.



Estimated EBIT
40
20
-
(20)
(40)
(60)
(80)
(100)
(120)
(140)
(160)
($ in millions)
Digital
Crossborder
Domestic Parcel
2019
2020
2021
2022



GEC Revenue and EBIT - Reported
2000
1600
1200
800
400
0
30
0
-30
-60
-90
-120
Correlation coefficient: -0.97
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Revenue
EBIT

These numbers are company reported, and do not include allocation of unallocated corporate costs. If corporate unallocated costs are allocated to segments based on revenue, this correlation increases to -0.99.

Management Has Prioritized GEC Growth at the Expense of Profitability

- Mr. Lautenbach's GEC focused strategy is built around one tenet of hope, which he consistently repeats.
- He frequently notes that GEC is what will drive profitability, however, actual data has shown quite the opposite.
- The GEC business is the clear focus of the Company's strategy – often at the expense of other segments.
- For example, over the last four quarters, mentions of GEC have largely dominated the Company's earnings press releases and transcripts.
- This investment of time and money has led to the neglect of SendTech and Presort – driving a drop in profitability.



Business Segment Mentions in PBI Earnings
Q1 2022 Earnings PR + Call
Q2 2022 Earnings PR + Call
Q3 2022 Earnings PR + Call
Q4 2022 Earnings PR + Call
GEC
GEC
GEC
GEC
0
5
10
15
20
25
30
35
40
45
50
SendTech Mentions
Presort Mentions
GEC Mentions

We intend to reduce GEC's cash burn by implementing alternative pricing strategies for unprofitable clients, optimizing the GEC logistics network, narrowing the scope of marketing and focusing on profitable revenues.

Pitney Bowes' Stark Contradictions

After strong earnings, which beat guidance when management was focused on core businesses, the Company began to experience accelerating declines in earnings and growing earnings misses after pivoting to the Company's GEC growth strategy in 2015.

During 2015 Analyst Day, "*Let me look at 2017 versus 2016, the $0.22 to $0.27 really represents the benefits associated with the significant opportunity associated with the ERP program to generate benefits in 2017.* ***The portfolio change is really the tail of getting the synergies from our Borderfree integration***."

During Q4 2019 earnings call, "*While we continue to* ***experience some growing pains in our Global Ecommerce business*** *and* ***invest in front of demand****, it is also clear we have found an opportunity that's compelling, and we've earned the right to win.*"



Guidance vs. Actual
$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
Pre-GEC Growth Strategy
GEC Growth Strategy
17% Miss
35% Miss
50% Miss
2013
2014
2015
2016
2017
2018
2019
2020
2021
EPS Guidance
Adj EPS Actual

Mr. Lautenbach's Continued Commitment to a Failed Strategy Has Only Hurt Pitney Bowes Stockholders

Mr. Lautenbach's commitment to a strategy that has destroyed value for stockholders is a sign of failed leadership, in our view – and it's time to change course.

- Mr. Lautenbach has overseen TSR of approximately -50% during his 10+ years as CEO.
- His inflexibility and unwillingness to adapt management's strategy and course correct has led the Company down a path of long-term value destruction.
- *Furthermore, we have to question Mr. Lautenbach's laid-back approach to the Company's success as he has comes to terms with the fact that "the worst they can do is fire you"* – an unlikely outcome, given the Board has become increasingly interlocked and Mr. Lautenbach's longtime, close professional ally was just appointed as Chair.

At the same time, Mr. Lautenbach says executives cannot run around terrified that every decision they make is going to cost them their job. **"When you get to the point in a job or a career where you realize that *__the worst they can do is fire you__*, it is liberating to a degree," he says. "__Life will go on. You'll likely find another job__. Your dogs will still like you."**



Stay the Course
For Pitney Bowes president and CEO Marc Lautenbach, making a decision means sticking with it for the long haul.
BY JOSEPH GUINTO
PORTRAITS BY CHRISTOPHER BEAUCHAMP
"Success is not so much a question of decisions on strategic choice as it is a question of your capability and fortitude to stay on the new course you've chosen."
—Marc Lautenbach, president and CEO, Pitney Bowes

This article was published in **Spring 2017** – almost **__six__ years ago** – and Mr. Lautenbach's unwillingness to "change course" has done nothing but continue to destroy stockholder value.

Pitney Bowes' transformation has not happened as quickly as executives would hope. In addition to a slight drop in revenue in recent years, the Company's stock has also lost value from more than $22 per share early in Mr. Lautenbach's tenure to around $13 a share more recently. ***__And yet, Mr. Lautenbach does not plan to change course__***.

Source: Insigniam, Stay the Course. Emphasis added.

Mr. Lautenbach's Continued Commitment to a Failed Strategy Has Only Hurt Pitney Bowes Stockholders (Cont.)

"Success is not so much a question of decisions on strategic choice as it is a question of your capability and fortitude to stay on the new course you've chosen."

—Marc Lautenbach, Spring 2017

- Mr. Lautenbach and his Board are wedded to a strategic path that has failed for 8+ years, which is driven by this mentality.
- We believe leadership teams should be evaluated by how they respond to mistakes and the flexibility to adapt when appropriate.
- In contrast, this "stay the course" strategy that Mr. Lautenbach calls "success" is misguided and detrimental to all stakeholders.

Anything short of majority change will result in the Board sticking to a strategy that will only cause harm to all stakeholders.

Source: Insigniam, Stay the Course.

Poor and Unreliable Forecasting

Under Mr. Lautenbach, Pitney Bowes has shown a sustained inability to set reliable guidance and hit targets (instances denoted in red below).

Guidance vs. Actual Results for 2015-2021 ($ in millions)

Metric	2015	2016	2017	2018	2019	2020	2021	2022
Revenue Guide		3,542	2,922	3,035	3,244	3,173	3,590	N/A
Revenue Actual	*3,578*	*2,981*	*2,784*	*3,212*	*3,205*	*3,554*	*3,674*	*3,538*
Adj Rev Actual	--	--	--	--	--	--	--	--
FCF Guide		425	400	350	225	140		N/A
FCF Actual	*356*	*337*	*336*	*207*	*131*	*197*	*117*	*N/A*
Adj FCF Actual		*430*	*384*	*318*	*169*	*279*	*154*	*68*
EPS Guide		1.80	1.70	1.40	1.05	0.60	0.30	N/A
Adj EPS Actual		*1.68*	*1.41*	*1.16*	*0.68*	*0.30*	*0.32*	*0.15*
GAAP EPS Actual	*2.03*	*0.49*	*1.30*	*1.28*	*1.10*	*(1.05)*	*(0.01)*	*0.21*

The only instance of the Company meeting and/or beating guidance was in 2021, when Pitney Bowes set what we deem to be a "**softball**" target of $0.30 EPS (just one-sixth of the guidance from 2016).

Source: Company 10-K filings.

An 89-Year Auditor Relationship

Pitney Bowes' auditor term reflects a culture of complacency in the boardroom that is in direct conflict with the best interests of stockholders.

- Pitney Bowes has retained the same financial auditor, PricewaterhouseCoopers, since **1934** – yet another example of the Board's commitment to the status quo despite sustained underperformance.

- Pitney Bowes' auditor term **<u>is over three times</u> as long as its peer average of 26 years**.

- This long-standing relationship is a sign of poor corporate governance and cost management, as the Company's long-term loyalty to its auditor likely undercuts negotiating leverage.


Auditor Term (years)
Pitney Bowes
Xerox Holdings Corporation
W.W. Grainger, Inc.
The Western Union Company
Schneider National, Inc.
Ryder System, Inc.
Rockwell Automation Inc.
Overstock.com, Inc.
NCR Corporation
Hub Group, Inc.
Fiserv, Inc.
Fidelity National Information Services, Inc.
Etsy, Inc.
Diebold, Incorporated
Deluxe Corporation
Cimpress plc
Bread Financial Holdings, Inc.
Avery Dennison Corporation
ACCO Brands Corporation
- 10 20 30 40 50 60 70 80 90 100
PBI Peer Group Auditor Term Average

Source: Company and Peer Group 2022 10-Ks.

Impending Debt Maturities Pose an Increasingly Urgent Risk

The incumbent Board has failed to properly manage the Company's debt and hold the current management team accountable to refinance or handle the debt coming due.

- Pitney Bowes has approximately **$1.7 billion in debt** coming due over the next six years.
- Yet, the Board and management are pursuing a misguided strategy that is resulting in rapidly declining free cash flow and credit ratings.
- Leadership's corporate strategy and capital markets strategy are inconsistent and creating a significant, looming threat to the Company's future.



PBI Projected Cumulative Free Cash Flow and Maturing Debt Based on Current GEC Guidance*
($ in millions)
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
2022
2023
2024
2025
2026
2027
2028
2029
Projected cumulative free cash
Cumulative maturities

Pitney Bowes has yet to articulate its approach to reducing debt but remains committed to its failed strategy that has placed the Company in financial distress.

Source: Company 2022 10-K; Debt Maturities Schedule, CFO dialogue with Hestia about amount of PBI cash that is "restricted," needed for working capital, or otherwise "unusable."
*Based off analyst EPS for 2023 and 2024, not including FCF on a go forward based off 2024 FCF.

Pitney Bowes' Claims Are Patently False

PITNEY BOWES' MYTH	THE REALITY
× **Lance Rosenzweig has a "checkered past" and is "unqualified to serve as CEO"**	✓ Lance Rosenzweig has a strong track record as a public company CEO, including recently overseeing TSR of 630% at Support.com, Inc. ✓ Mr. Lautenbach, on the other hand, has destroyed -50% in TSR at Pitney Bowes over his 10+ year tenure and repeatedly failed to set reliable guidance or hit targets.
× **The Board has "spent the last 10 years transforming the company" and "transformation has positioned Pitney Bowes for long-term growth and shareholder value creation"**	✓ Under Mr. Lautenbach, post-2014 strategic decisions and investments have resulted in the burning of $1.1 billion in capital, while the Company's stock price is down more than 85%. ✓ Mr. Lautenbach's inflexibility and unwillingness to adapt management's strategy and course correct have led the Company down a path of long-term value destruction – not a transformation, as the Board suggests.
× **"Hestia's ever-changing strategies continue to demonstrate a fundamental misunderstanding of Pitney Bowes"**	✓ On April 4th, Hestia released an overview of its six-pillar plan in a letter to stockholders, noting our slate would share its "detailed transition and strategy presentation" the following week. ✓ This week, our slate made good on its promise by releasing our detailed six-pillar plan. Unfortunately, we have yet to hear from the Company on how they plan to unlock value for long-suffering stockholders.
× **"Hestia brazenly violated the federal proxy rules when it boldly announced a "$15+" price target for Pitney Bowes stock"**	✓ In recent years, scores of investors involved in election contests have stated their views about how certain actions could yield higher share prices. ✓ If the Board believes in the Company's future prospects, it is curious that insiders have barely purchased any stock on the open market in recent years, suggesting a lack of confidence in the strategy the Board continues to support.

Source: Company filings.

Poor Corporate Governance

Pitney Bowes' insular and conflicted Board has overseen a number of corporate governance lapses.

1. **Excessive Director Tenure and Dismal TSR**
2. **Lack of Stock Ownership**
3. **Boardroom Interlocks**
4. **Unwillingness to Engage with Stockholders**
5. **Inattentiveness to Investors**
6. **Misaligned CEO Compensation**
7. **Exorbitant Golden Parachute**
8. **Poor Supervision of Management**

Governance Lapse #1: Excessive Director Tenure and Dismal TSR

Each member of Pitney Bowes' Board has presided over negative TSRs during their respective tenures.

Director Tenure TSR vs. S&P 500



Anne Busquet*
Director Since: 2007
(348%)
Robert Dutkowsky
Director Since: 2018
(106%)
Mary Guilfoile
Director Since: 2018
(106%)
Douglas Hutcheson*
Director Since: 2012
(315%)
Marc Lautenbach*
Director Since: 2012
(291%)
Michael Roth*
Director Since: 1995
(1,008%)
Linda Sanford
Director Since: 2015
(205%)
David Shedlarz*
Director Since: 2001
(506%)
Sheila Stamps
Director Since: 2020
(47%)

**Denotes a director that is considered "stale" given they have served on the Board for over 10 years.*

transform pitney bowes

Source: TSR data was obtained via Bloomberg and includes dividends reinvested. TSR data runs through the close of trading on November 18, 2022, which is the last day of trading prior to Hestia filing its Schedule 13D with the SEC.

Governance Lapse #2: The Board Has Virtually No Alignment with Stockholders

The current Board owns few shares, has purchased very few of those shares, and the nominees we are seeking to replace have not purchased shares (even as the price plummeted during the past several years due to GEC's poor performance).



Anne Busquet
1,560 shares purchased during tenure*



Robert Dutkowsky
10,000 shares purchased during tenure*



Mary Guilfoile
25,000 shares purchased during tenure*



Douglas Hutcheson
10,000 shares purchased during tenure*



Marc Lautenbach
93,846 shares purchased during tenure*



Michael Roth
*N/A**



Linda Sanford
29,305 shares purchased during tenure*



David Shedlarz
*N/A**



Sheila Stamps
20,000 shares purchased during tenure*

Most Recent Purchases

Anne Busquet	Robert Dutkowsky	Mary Guilfoile	Douglas Hutcheson	Marc Lautenbach	Michael Roth	Linda Sanford	David Shedlarz	Sheila Stamps
2007	*2019*	*2022*	*2014*	*2018*	*N/A*	*2020*	*N/A*	*2022*

The Board's collective de minimis stake in Pitney Bowes shows a clear lack of alignment with long-suffering stockholders.

*Number of shares purchased in the open market over tenure.

Source: Company filings.

Governance Lapse #3: Boardroom Interlocks



Linda Sanford
Compensation Committee Chair
IBM
Mary Guilfoile
Marc Lautenbach
CEO
pitney bowes
Robert Dutkowsky
Board Chair
David Shedlarz
Audit Committee Chair*
IPG
Michael Roth
Former Board Chair*
Sheila Stamps
Anne Busquet
Governance Committee Chair
Golden Seeds
HERSHEY

Source: SEC filings; Hestia research.

*Not standing for reelection at 2023 Annual Meeting

Governance Lapse #3: Boardroom Interlocks (Cont.)

- Messrs. Lautenbach and Dutkowsky overlapped at IBM where they both worked in the late 80s and the 90s.

- 23 years ago, Messrs. Lautenbach and Dutkowsky appear to have worked together in creating a technology partnership between IBM and then-Mr. Dutkowsky-led J.D. Edwards.

- Messrs. Dutkowsky and Lautenbach spoke at a University of Tampa event together (two of just three speakers) and where Mr. Dutkowsky is a Trustee, in March 2018.

- *__Three months later__*, Mr. Dutkowsky was appointed to the PBI Board and the 2019 proxy suggests he was recommended by Mr. Lautenbach.

JDEDWARDS

IBM

COMPUTERWORLD

J.D. Edwards integrates software with IBM wares

"…a deal that J.D. Edwards Chairman and **CEO Robert Dutkowsky** yesterday called "the most significant technology partnership in J.D. Edwards' 25-year history."

…"About half of that [$150 billion] spending will be driven by solutions," **said Marc Lautenbach, vice president in charge of IBM's small and midsize business unit.**

September 20, 2002



Marc Lautenbach

pitney bowes



Robert Dutkowsky


PRESENTED BY verizon
THE UNIVERSITY OF TAMPA
FELLOWS FORUM2018
MARCH 27, 2018
7:15 a.m. – Continental Breakfast
8-9:30 a.m. – Program
Straz Center for the Performing Arts
Louise Lykes Ferguson Hall
www.ut.edu/FellowsForum
TICKETS: $40
Please call the Greater Tampa Chamber of Commerce:
(813) 276-9440 or visit tampachamber.com
or The University of Tampa (813) 253-6220
Complimentary parking at Poe Garage
SPEAKERS
BOB DUTKOWSKY
Chairman and CEO
Tech Data Corporation
MARC LAUTENBACH
President and CEO
Pitney Bowes Inc.
JIM POWERS
CEO
Crowe Horwath LLP
The University Of
TAMPA.
BOARD OF FELLOWS

Messrs. Lautenbach and Dutkowsky's longstanding relationship makes us question the independence of the boardroom and the ability to hold Mr. Lautenbach accountable.

Source: Company filings; ComputerWorld, J.D. Edwards integrates software with IBM wares.

Governance Lapse #3: Boardroom Interlocks (Cont.)

Mr. Lautenbach recently highlighted his longtime relationship with Mr. Dutkowksy, noting *he has had the opportunity to work with Mr. Dutkowksy for over 20 years.*


I have had the opportunity to work with Bob Dutkowsky for over 20 years and he is one of the finest leaders I have ever had the opportunity to work with. Bob has the two qualities that every great leader possesses - judgment and courage. Every leader looks great when things are going well, but when you truly learn about a leader's character is at moments of at adversity- and that is when Bob shines the most. He is calm, resolute, and determined.
Marc Lautenbach
President and Chief Executive Officer
Pitney Bowes Inc.
BOLD
BUSINESS

Dutkowsky's Bold Leadership Through the Eyes of Marc Lautenbach, President and CEO Pitney Bowes

Source: Bold Business, Bold Leader Spotlight: An Exclusive Interview with Bob Dutkowsky, Tech Data Executive Chairman.

Governance Lapse #3: Boardroom Interlocks (Cont.)



Marc Lautenbach



Linda Sanford
(Compensation Committee Chair)



Mary Guilfoile

Ms. Sanford has been Compensation Committee Chair for four years, overseeing overly generous pay packages for Mr. Lautenbach and an excessive golden parachute, despite their long history together.

Source: Company filings.

Governance Lapse #3: Boardroom Interlocks (Cont.)



Sheila Stamps

Golden Seeds



Anne Busquet

After becoming Chair of the Governance Committee, Ms. Busquet appears to have brought in Ms. Stamps as the newest member of the Board, introducing yet further interconnectedness between and among PBI directors.

Source: Company filings.

Governance Lapse #3: Boardroom Interlocks (Cont.)

Until the recent, Hestia-induced refresh, all new Board members during Mr. Lautenbach's 10+ year tenure came in with interlocks, undermining their independence.

New Director	Joined Board	Interlock(s)
Sheila Stamps	2020	Anne Busquet
Mary Guilfoile	2018	Michael Roth, Linda Sanford
Robert Dutkowsky	2018	Marc Lautenbach, David Shedlarz
Linda Sanford	2015	Marc Lautenbach, Michael Roth

- Our research suggests that the Board didn't begin interviewing refresh candidates until December 2022 – a month after we asked for three seats and five months after we began privately calling for change at the Company.

Until stockholders became a threat to PBI's clubby Board, all new directors for over a decade joined the Board with interlocks. Before their reactive refresh, this nine-person Board had eight interlocks. Five interlocks shall remain after their "refresh."

Source: Definitive proxy filings, 2015-2020.

Governance Lapse #4: Unwillingness to Engage in Good Faith with Stockholders

We made numerous sincere attempts to engage meaningfully with the Board, all of which were met with strong resistance.

Good Faith Engagement Attempt	Company's Response
In July 2022, Hestia sent a private letter to IR intended for the Board, which outlined Hestia's desire to engage privately in a strategic dialogue with the Board and requested a near-term meeting with the Board.	IR instead scheduled a call between Hestia and Mr. Lautenbach and Ms. Chadwick, which was unproductive given that Mr. Lautenbach refused to engage constructively, refusing to provide a reaction or feedback on Hestia's letter.
In November 2022, we suggested the addition of three new, highly qualified directors, put forward by Hestia.	The Company rebuffed this suggestion. Then, without our knowledge, they tried to get these candidates to "switch sides." This dubious move led to one of the nominees withdrawing from consideration, and they have now put another one of our nominees on their own slate without even getting her blessing to do so.
In February 2023, after the Company offered to add three new directors onto the Board, and have two leave, we countered with an offer for only two new directors to be added; but requested that the two leaving directors be the then-Chairman, Mr. Roth and Mr. Lautenbach.	The Company refused this proposal without a counteroffer, stating it would not consider Mr. Lautenbach or Mr. Roth's departure as part of the deal. Notably, our offer would have allowed the Board to keep one of its directors, given that Mr. Lautenbach's departure would have taken the place of both Messrs. Hutcheson and Shedlarz.
Finally, we made a proposal that required NO independent directors to depart at the upcoming Annual Meeting, so long as they would commit to a process for transitioning away from Mr. Lautenbach and allowing Hestia to represent the Company's stockholders in the process with two seats in the boardroom.	Rather than work with Hestia in any of these reasonable solutions, the Company continued to protect Mr. Lautenbach with a reactive, cosmetic refresh that worsened the Board's interlocks, effectively making it harder for new directors to join the Board who are willing to hold Mr. Lautenbach accountable.

The Board's self-directed refresh, which we deem incrementally positive, unfortunately still reinforces the notion that the Board is most concerned with protecting Mr. Lautenbach and the value-destructive status quo.

Governance Lapse #5: Inattentiveness to Investors

- The Company's disclosed "Investor Outreach" efforts appear exclusively focused on governance and executive compensation.
    - This fails to prioritize stockholder feedback on strategy, capital allocation or performance.
- Furthermore, the stockholder engagement section of the proxy is a little more than one page – suggesting a lack of emphasis on the process.
- We believe the Company's outreach should solicit broader stockholder feedback on how to improve all aspects of the business.



CORPORATE GOVERNANCE

The multifaceted nature of this program allows us to maintain meaningful engagement with a broad audience, including large institutional investors, smaller to mid-size institutions, pension funds, advisory firms, and individual investors. In the spring and again in the fall of 2022, we reached out to stockholders representing approximately 50% of outstanding Company shares with the particular purpose of gaining their feedback on governance and compensation issues. We value the feedback we receive concerning the Board's leadership structure, governance practices, the Company's proxy statement, and emerging governance and executive compensation issues. With those stockholders who responded to our invitation in 2022, we discussed corporate governance practices, executive compensation policies, and our approach to the Board's role in risk mitigation oversight, including its oversight of our cybersecurity efforts. We also discussed our approach to Board composition and tenure, the strategic modifier in compensation, and the Company's approach to Environmental, Social and Governance ("ESG") including climate change matters. Our investors generally have provided positive feedback on our approach to these various topics.

The Pitney Bowes Board recognizes the value of listening to our stockholders and considering their perspectives

Our comprehensive stockholder engagement program is supplemented by our year-round investor relations outreach program that includes post-earnings communications, one-on-one conferences, individual meetings and general availability to respond to investor inquiries.

Spring 2022
Outreach to holders of approximately 50% of our shares

Fall 2022
Outreach to holders of approximately 50% of our shares

Key Topics
- Corporate Governance
- Executive Compensation
- Risk Oversight
- ESG

Conclusions
Insights and perspectives shared with Governance Committee and with the board

Year-Round Board Engagement & IR Outreach Program
Outreach
Over the course of the year, we contact many of our stockholders to seek their views on various governance topics and executive compensation matters.
Communicate
In the Spring 2022 and again in the Fall of 2022, we reached out to stockholders representing approximately 50% of outstanding Company shares
Engage
With those stockholders who responded to our invitation in 2022, we discussed corporate governance practices, executive compensation policies, and our approach to the Board's role in risk mitigation oversight.
Discuss
We also discussed our approach to Board composition and tenure, the strategic modifier in compensation, and the Company's approach to ESG.
Report
Our investors generally have provided positive feedback on our approach to these various topics, and the feedback we receive from our shareholders informs our boardroom agenda.

37

2023 Preliminary Proxy Statement

Governance Lapse #6: Misaligned CEO Compensation

The Executive Compensation Committee – led by Mr. Lautenbach's allies and chaired by Ms. Sanford – has rewarded Mr. Lautenbach with excessive compensation that has totaled over $17.8 million over the past three years while TSR has declined approximately 13%.

- We question how the Committee determined it was appropriate to increase Mr. Lautenbach's total compensation by more than 40% in 2022 compared to 2021 despite significant stockholder value deterioration.
- It seems that performance is irrelevant to the Committee when determining executive compensation.



Declining Performance vs. CEO Compensation
CEO Compensation ($ in million)
$8
$7
$6
$5
$4
$3
$2
$1
$0
$283
$215
$4.7
$4.9
(49.4% increase)
$7
$179
(16.7% decline)
$68
(76% decline)
$300
$250
$200
$150
$100
$50
$0
Adj. EBIT & FCF ($ in millions)
2020
2021
2022
CEO Compensation
Adj. EBIT
FCF

Mr. Lautenbach's compensation is controlled by allies who compose the Compensation Committee, and we believe he has continuously made poor strategic decisions that put stockholders' best interests second to his personal financial interests.

transform pitney bowes

Source: Company 2022 Proxy statement.

Governance Lapse #7: Exorbitant Golden Parachute

According to the Company's 2022 proxy statement, the Board has given Mr. Lautenbach a nearly $23 million "golden parachute" upon a change in control.

- Mr. Lautenbach has already been awarded millions of dollars in compensation, while stockholders have suffered since his appointment as CEO in 2012.
- We believe this egregiously excessive golden parachute for destroying millions in stockholder value while under this management team's reign is simply unacceptable.
- After years of mismanagement and self-enrichment, it is reprehensible for the Company to attempt to hold stockholders hostage with additional threats of how they have yet another means to pad their pockets with stockholders' cash.

ESTIMATED POST-TERMINATION PAYMENTS AND BENEFITS (1)

Name	Type of Payment or Benefit	Retirement Eligible ($)	Involuntary Not for Cause Termination ($)	Change of Control with Termination (CIC) ($) (2)	Death and Disability ($)
Marc B. Lautenbach	Severance	-	38,462 - 3,975,000	5,300,000	-
	Annual Incentive	778,800	0 - 778,800	1,650,000	778,800
	Stock Options Accelerated (3)	0	0 - 0	0	0
	Restricted Stock Units Accelerated (4)	816,441	0 - 816,441	2,998,926	2,998,926
	Cash Incentive Units (5)				
	2020-2022 cycle	2,496,000	0 - 2,496,000	3,900,000	2,496,000
	2021-2023 cycle	3,087,900	0 - 3,087,900	4,230,000	2,058,600
	2022-2024 cycle	0	0 - 0	4,230,000	860,100
	Financial Counseling (6)	-	0 - 21,225	-	-
	Medical & other benefits (7)	-	-	74,872	-
	Total (9)	**7,179,141**	**38,462 - 11,175,366**	**22,383,798**	**9,192,426**

$22,383,798

Source: Company 2022 Proxy statement.

Governance Lapse #8: Poor Supervision of Management

The incumbent Board has failed to hold the CEO accountable for years of poor performance at the expense of the Company's stockholders.

- Incumbent Board claims the compensation structure is "strongly linked to Company and/or stock performance."
- However, the same Board has lavished fellow board member and CEO Mr. Lautenbach with $66 million in total compensation.
- In fact, days after Pitney Bowes reported weak results and its stock dropped nearly 20% in February 2022, Mr. Lautenbach was golfing during the work week in California, reinforcing his reputation as a frequent "working hour golfer."
- To allow Mr. Lautenbach's pay to be so high with such poor performance suggests that the incumbent Board did not understand what was happening to the business.



Mr. Lautenbach, GlenArbor 2021 Senior Champion

Incumbent Board's complete failure to hold the long tenured CEO accountable is insulting to Pitney Bowes' employees and stockholders.

Source: Company filings; GlenArborClub.com.

Why We are Seeking to Remove Four Incumbent Directors

We believe the Company's incumbent director candidates lack independence and fail to meet basic qualifications to independently oversee Pitney Bowes in a manner that serves the best interests of all stockholders.



Anne Busquet

- x 16-year tenure
- x Member of the Governance Committee since 2013 (Chair since 2019), which pursued a strategy of Board entrenchment
- x Serves on the board of CareCloud, Inc. since July 2014, where TSR is -32.4% since her appointment



Robert Dutkowsky

- x Numerous interlocks with disastrous CEO, including previously working with Mr. Lautenbach at IBM
- x Holds four public company director roles and maintains two public company chairmanships
- x Chair of U.S. Foods, which led scorched earth campaign against its stockholders



Marc Lautenbach

- x Presided over -50% TSR at Pitney Bowes during 10+ year tenure
- x Has pursued a misguided strategy that has brought the Company to its knees
- x Has insulated himself from accountability by only bringing in new directors with interlocks during his first 10 years



Linda Sanford

- x Eight-year tenure
- x Has been on Compensation Committee since 2015 (Chair since 2019), which has paid ever growing compensation for ever declining performance
- x Took Compensation Committee role despite obvious conflict from years-long friendship with CEO
- x Director of The Interpublic Group of Companies, Inc. where Mr. Roth and Ms. Guilfoile have been on the board

Source: TSR data was obtained via Bloomberg and includes dividends reinvested. TSR data runs through the close of trading on November 18, 2022, which is the last day of trading prior to Hestia filing its Schedule 13D with the SEC.

transform pitney bowes

Our Solution: The Hestia Slate

Meet The Hestia Slate



Milena Alberti-Perez

Ms. Alberti-Perez's experience in executive roles, financial expertise and board experience would make her a valuable addition to the Board.

- ✓ CFO experience
- ✓ C-level/public board experience
- ✓ Audit, M&A and capital allocation experience



Todd Everett

Mr. Everett's extensive C-Suite and executive leadership experience along with his familiarity with the Company would make him a valuable addition to the Board.

- ✓ CEO experience
- ✓ Industry operations experience
- ✓ M&A experience



Katie May

Ms. May's extensive financial and marketing expertise, experience in executive roles and experience as a director would make her a valuable addition to the Board.

- ✓ CEO experience
- ✓ C-level/public board experience
- ✓ Industry operations experience



Lance Rosenzweig

Mr. Rosenzweig's substantial experience as principal officer and director of a number of both public and private companies would make him a valuable addition to the Board.

- ✓ CEO and turnaround experience
- ✓ C-level/public board experience
- ✓ Technology and ecommerce experience



Kurt Wolf

Mr. Wolf's extensive financial expertise, strong background in strategy consulting and corporate strategy, and experience as a board member would make him a valuable addition to the Board.

- ✓ Top three stockholder
- ✓ C-level/public board experience
- ✓ Strategic planning and capital allocation experience

Source: Hestia.

Our Slate vs. Incumbents We are Seeking to Remove

The Company's incumbent directors fail to meet basic qualifications that are necessary to set the Company on stronger financial and operational footing.

	Successful C-Level Leader	Capital Allocation Experience	M&A/ Turnaround Expertise	Debt Reduction/ Refinancing Experience	Governance Expertise	Shipping/ Mailing/ Logistics Experience	Ecommerce/ Technology Experience	Conflicted due to Interlocks
Milena Alberti-Perez 	✓	✓	✓	✓	✓		✓	
Todd Everett 	✓		✓			✓	✓	
Lance Rosenzweig 	✓	✓	✓	✓	✓		✓	
Katie May 	✓		✓		✓	✓	✓	
Kurt Wolf 		✓	✓	✓	✓			
Anne Busquet 	✓				✓		✓	✓
Robert Dutkowsky 	✓	✓			✓		✓	✓
Marc Lautenbach 						✓	✓	✓
Linda Sanford 			✓		✓		✓	✓

Source: Hestia.

An Upgrade in Leadership During a Transition Period

Hestia identified Lance Rosenzweig as its ideal interim CEO candidate given his experience leading multiple successful turnarounds and track record as a public company CEO and board member.



Lance Rosenzweig

- ✓ Former CEO of Support.com, Inc. (formerly NASDAQ: SPRT), which delivered TSR of more than 630% over his tenure.
- ✓ Former CEO of Startek Inc. (NYSE: SRT), where he stabilized a struggling organization with more than 40,000 employees and dramatically improved earnings.
- ✓ Former CEO and Co-Founder of PeopleSupport, Inc. (formerly NASDAQ: PSPT), which he built into one of the fastest growing public companies in the U.S. and helped achieve attractive stockholder returns.
- ✓ Led successful turnarounds as the CEO of two private equity-owned companies.



Marc Lautenbach

- X Destroyed -50% in total stockholder value at Pitney Bowes over his 10+ year tenure.
- X Repeatedly failed to set reliable guidance or hit targets.
- X Oversaw steady decline in Pitney Bowes' credit rating, which has led to the Company being placed on a negative credit watch.
- X Has insulated himself from accountability by exclusively bringing in directors with interlocks during first 10 years.

As interim CEO, Mr. Rosenzweig will help Pitney Bowes avert financial distress, stabilize the organization and put the Company on the path to unlocking previously squandered stockholder value.

Source: Bloomberg/CapIQ; SEC filings; Hestia.

Milena Alberti-Perez



Milena Alberti-Perez is an experienced C-level leader, public company director and former financial executive at technology and publishing companies.

Prior to serving on the board of directors of Digimarc Corp. (NASDAQ: DMRC), where she is Audit Committee Chair, Milena was most recently the Chief Financial Officer of Getty Images Holdings, Inc. (NYSE: GETY) from January 2021 to January 2022. Previously, Milena was the Chief Financial Officer of technology company MediaMath, Inc. and the global Chief Financial Officer of multinational publisher Penguin Random House LLC, where she also served on the company's Audit Committee.

Milena began her career as an investment banking analyst at Morgan Stanley and earned her M.B.A. from the Harvard Business School and her B.A. in Economics from The University of Pennsylvania.

Key Qualifications

- ✓ CFO experience
- ✓ Board and governance experience
- ✓ Audit, M&A and capital allocation experience

gettyimages MediaMath Penguin Random House

Source: Hestia.

Milena Alberti-Perez Endorsements



*"I have worked with Milena in both corporate and board settings and find her to be an outstanding board contributor with deep business experience and expertise. Equally comfortable with financial and strategic issues, as a board member, Milena has **provided two of our portfolio companies with valuable advice and counsel, ranging from investment in capital asset allocation**, product development, marketing posture, and international expansion. She is always willing to roll up her sleeves and work through the details and has helped guide our companies through key decisions. **I believe that Milena will enhance any board dynamic with her experience, integrity and insight.**"*

Richard Sarnoff, Senior Advisor, KKR Advisor – Chairman, Media

*"Milena is an **invaluable board member, Audit Committee Chair** and sounding board for me as CEO of Digimarc. Her expertise in capital allocation, cost management, budgeting and forecasting, and acquisitions and divestitures have **added tremendous value** during her tenure. She has also mentored our CFO and helped our sales teams excel by providing pipeline guidance, industry contacts and advisors."*

Riley McCormack, President & Chief Executive Officer of Digimarc Corp.

*"**Milena is an exceptional board member**, and we are so fortunate to have her as a member of the team. Her reputation as a CFO in the industry is exceptional, and we've seen this translate into her being a top-notch Audit Committee Chair. She has been invaluable as a contributor to all our other committees too. Milena takes the time to build strong relationships with management and the Board. **She raises important issues in a thoughtful and constructive way.** I consider her a trusted advisor who excels both in people dynamics and **financial expertise.**"*

Alicia Syrett, Chair of the Digimarc Corp. Board of Directors

Todd Everett



Todd Everett is currently a strategic advisor to technology and ecommerce companies that include Doddle Parcel Services Limited, Verishop, Inc. and Fetch Package, Inc.

Prior to holding advisory roles, Todd held positions of increasing responsibility at Newgistics, Inc. ("Newgistics") from 2005 until 2018. Most recently, he served as Chief Executive Officer and led Newgistics to significant growth and profitability prior to its sale to Pitney Bowes.

Todd was a Transportation and Outsourcing Manager at Intel Corporation (NASDAQ: INTC) from 1996 through 2005. He received a B.S. in Transportation and Logistics from Iowa State University.

<u>Key Qualifications</u>

- ✓ CEO experience
- ✓ Mailing, shipping and logistics experience
- ✓ M&A experience

intel newgistics fetch

Todd Everett Endorsements



"*Through Todd's leadership,* ***Newgistics was able to grow revenues and profits to become a leading company in the package business.*** *I had the opportunity to work with Todd for over a decade at Newgistics and found him to be an* ***excellent leader*** *possessing* ***great intellect, vast knowledge of the logistics industry*** *and a strong strategic focus. Todd would be a great asset to any company.*"

Richard Porras, Former Colleague at Newgistics

"*I've known Todd for a number of years and have been impressed with his logistics and ecommerce experience,* ***ability to drive profits*** *and introduce new products to the market.* ***Todd's focus on the customer experience and cost management capabilities*** *are qualities that would be incredibly* ***additive to a boardroom****.*"

Andrew Clarke, CFO of C.H. Robinson

Katie May



Katie May was previously the Chief Executive Officer of ecommerce SaaS company ShippingEasy, Inc. ("ShippingEasy") prior to selling the business to Stamps.com, Inc. ("Stamps.com"). She was a director of Stamps.com and involved in its value-maximizing sale to Thoma Bravo.

Prior to her success with ShippingEasy, Katie founded Kidspot.com.au, where she led the thriving start-up from 2005-2012 until its sale to News Corp (NASDAQ: NWSA). She has an extensive background in marketing, ecommerce, technology and strategic planning.

Katie earned her M.B.A. from The University of Texas at Austin and her B.B.A. in Accounting from The University of Texas at Austin.

Key Qualifications

- ✓ CEO experience
- ✓ Board and governance experience
- ✓ Mailing, shipping and logistics experience

shipping easy® stamps.com® kidspot

Source: Hestia.

Katie May Endorsements



*Katie is a **highly effective board member and committee chair** who consistently **delivers insightful counsel on operational decisions through wise corporate strategy, capital allocation decisions and governance expertise**. Katie is a powerful board member and an invaluable partner to management who **draws on her breadth of experience as a CEO and her holistic view of all operations**.*

Fraser Hall, Chairman of the Board, Thinkific (THNC: TSX)

*Katie is deeply familiar with **creating and growing businesses of all sizes**, from startups to public companies, and has built phenomenal teams and strong organizational cultures. Katie brings **unparalleled go-to-market experience** combining sales and marketing to **accelerate customer and revenue growth, delivering strong top and bottom-line financial results that exceed targets**.*

Eric S. Youngstrom, Founder, and CEO of Onramp Funds, Inc.

Katie is one of the most outstanding business leaders I have worked with in my career.** She is highly **intelligent, strategic, thoughtful and a great leader** and brings these capabilities to her role as a board member. She contributes outstanding insights and contributions in her role at Rokt across a wide range of important issues including key strategic issues, corporate governance and talent development. It is a privilege to work with Katie and I have enormous admiration for both her breadth and depth of knowledge, her thorough preparation and **the respectful and insightful way that she communicates with her colleagues.

Paul Bassat, founder and CEO of SEEK; Board member, ROKT; VC Investor in ShippingEasy

Lance Rosenzweig



Lance Rosenzweig is an experienced public company CEO and director. He has led multiple successful turnarounds of public and PE-backed companies.

Lance has been the Chief Executive Officer of three public companies: Support.com, Inc. (formerly NASDAQ: SPRT), which was one of the best performing stocks in any exchange under his leadership; Startek Inc. (NYSE: SRT), which he grew to over 40,000 employees and dramatically increased earnings; and PeopleSupport, Inc. (formerly NASDAQ: PSPT), which he co-founded, took public and was named by *Fortune* as one of the fastest growing public companies in the U.S. He has held director and Audit Committee roles at public companies such as Boingo Wireless, Inc. (formerly NASDAQ: WIFI), where he was Chairman of the board of directors, NextGen Healthcare, Inc. (NASDAQ: NXGN) and other B2B and B2C businesses.

Lance earned his M.B.A. from Northwestern University and his B.S. in Industrial Engineering from Northwestern University.

Key Qualifications

- ✓ CEO and turnaround experience
- ✓ Board and governance experience
- ✓ Technology and ecommerce experience

Lance Rosenzweig Endorsements



"***Lance displayed exceptional transformation skills** in blending a company with different cultures under a common identity, **growing revenues with a client based focus and significantly enhancing its key metric of EBITDA.***"

Albert Aboody, Director and Audit Committee Chairman of StarTek (NYSE: SRT), and retired senior US Audit Partner of KPMG

"*With my full support, Lance Rosenzweig was elected President and CEO of an NYSE listed company that I founded. **His professionalism was apparent from the start, and he has all the skills to function effectively on the board of a public company.***"

Emmet Stephenson, Founder and former Chairman of StarTek (NYSE: SRT)

"***Lance has integrity, character, balance and humility.** He works well with, and is respected by, all echelons in an organization. **He is equally respected in the market, and never for a second forgets the purpose of a business is to create customers.***"

Larry Bradford, former director of PeopleSupport (NASDAQ: PSPT)

Kurt Wolf



Kurt Wolf is the Managing Member and Chief Investment Officer of Hestia Capital Management LLC, which is a sizable stockholder of Pitney Bowes.

Previously, Kurt worked in financial, investing and operating roles, including as a senior analyst at Relational Investors and as co-founding partner at Lemhi Ventures, a healthcare services venture capital incubator. Kurt was also co-founding partner at Definity Health, a leading company in the consumer-driven health space that was purchased by UnitedHealth Group Inc. (NYSE: UNH) in December 2004. Earlier in his career, Kurt was a consultant at Deloitte and The Boston Consulting Group.

Kurt earned his M.B.A. from the Stanford Graduate School of Business and his B.A. in Economics and Mathematics from Carleton College.

Key Qualifications

- ✓ Top three stockholder
- ✓ Board and governance experience
- ✓ Strategic planning and capital allocation experience

Source: Hestia.

Kurt Wolf Endorsements



I worked with Kurt when he was a shareholder of a large international retailer, he was instrumental in helping the company ***identify cost reduction opportunities*** *and start to wind-down unprofitable operations in select overseas markets. I saw first-hand that* ***he thought like an executive as much as an investor****. He rolls up his sleeves and knows how to look beyond an Excel document to* ***solve business problems****.*

Joel Bines , Former Global Co-Head of Retail Practice at AlixPartners

I have known Kurt personally and professionally for over 25 years. He is one of the smartest people I know, with a ***sharp mind for business strategy and an innate sense of how to create shareholder value****. He conducts himself with absolute integrity, dee****ply cares about the businesses he is involved with****, and would greatly enhance the boardroom dynamic.*

Abir Sen , Co-Founder & Co-CEO of Gravie

I was on the opposite side of Kurt when Hestia nominated director candidates at GameStop. Once he and his nominee were ultimately elected to the Board, we immediately began working in a collegial manner to get GameStop through the pandemic's most difficult days and set a foundation for turning around the business. ***Kurt played a key role in developing a successful recapitalization and debt reduction plan and identifying opportunities to get more efficient. His creativity, strategic planning background and willingness to talk through decisions*** *make him an ideal director for any company in turnaround mode.*

Bill Simon, Former CEO of Walmart USA

transform pitney bowes

Our Plan to Transform Pitney Bowes

Our Foundation: Putting the Right People in the Right Positions

We assembled an exceptional slate of director candidates with the right expertise and experience to fix Pitney Bowes' most glaring issues and lay a foundation for long-term success.



Milena Alberti-Perez

Experienced C-level leader, public company director and former financial executive at technology and publishing companies.

Ms. Alberti-Perez is ideally suited to address Pillars #1 and #5, which pertain to cost cutting and debt management.



Todd Everett

Strategic advisor and former CEO, who led Newgistics to profitable growth prior to it being acquired by Pitney Bowes.

Mr. Everett is ideally suited to address Pillars #1 and #2, which pertain to cost cutting and deriving enhanced value from GEC.



Katie May

Accomplished executive and public company director with a background in marketing, ecommerce, technology and strategic planning.

Ms. May is ideally suited to address Pillars #1, #3 and #6, which pertain to cost cutting, shipping labels growth and governance.



Lance Rosenzweig

Experienced C-level leader, public company director and operating executive of public companies, as well as VC- and PE-backed companies.

Mr. Rosenzweig is suited to address Pillars #1, #2 and #4, pertaining to cost cutting, Presort margin expansion and alternatives for GEC.



Kurt Wolf

Accomplished investor and director with expertise in capital allocation, debt management and strategy development.

Mr. Wolf is suited to address Pillars #5 and #6, which pertain to debt reduction and establishing stockholder-friendly governance.

Source: Hestia.

Our Foundation: Forming a Strategic Planning and Capital Allocation Committee

The purpose of the Strategic Planning and Capital Allocation Committee will be to support management and provide recommendations to the full Board pertaining to capital allocation, operational improvements and long-term strategic improvements.

- ✓ Once a new Board is seated, our slate believes it is in stockholders' best interests to replace the Company's historically ineffective Executive Committee with a Strategic Planning and Capital Allocation Committee.
- ✓ The new Committee's charter would empower it to actively support management and provide non-binding recommendations to the full Board pertaining to capital allocation, operational enhancements and long-term strategic improvements.
- ✓ Once it is time to begin recruiting a permanent Chief Executive Officer, the Committee would also retain an independent search firm to support and lead a robust process.
- ✓ Once it is the right time to run an objective review of alternatives for GEC, the Committee would work with truly independent advisors – ones that do not have historical relationships with the Company, like JP Morgan – to support a strategic process.
- ✓ The Committee would include a mix of new and incumbent directors to ensure optimal continuity for the Board, organization and Pitney Bowes stockholders.
- ✓ There is strong precedent for companies in turnaround and transitionary periods for forming these types of committees to help accelerate progress.

Our Foundation: Maintaining Continuity

We look forward to working closely with the remaining directors and members of the executive team to ensure continuity. While we anticipate no near-term personnel changes beyond replacing Mr. Lautenbach, we are well-prepared for any unexpected departures throughout the organization.

- ✓ **Interim Management Team** – Our slate and proposed interim Chief Executive Officer have identified qualified individuals with public company experience in the event the Company needs finance, legal, operational and segment-level leadership.
- ✓ **Employee Retention** – Our interim Chief Executive Officer and select directors will immediately conduct a listening tour and facility visits to ensure an understanding of employee needs at the segment level. In addition, leadership will begin frequent internal updates to keep the employee base apprised of the go-forward strategy and facilitate a two-way dialogue.
- ✓ **Customer Retention** – Our interim Chief Executive Officer and select directors will work with segment leaders to establish meetings and/or calls with large customers and prospects to ensure continuity.
- ✓ **Partner Retention** – Our interim Chief Executive Officer and select directors will work with segment leaders to establish meetings and/or calls with key partners (e.g., the U.S. Postal Service) to maintain strong relations.
- ✓ **Creditor Relations** – We will engage with lenders and ratings agencies to ensure they understand the Company's refined strategy and emphasis on debt reduction.

While the Company claims it will undermine stability to remove Mr. Lautenbach and his boardroom allies, our slate is fully prepared to maintain business continuity and mitigate disruptions for all stakeholders.

Our Foundation: Maintaining Continuity

We expect to immediately create value as our plan achieves full run-rate within 12 months. Key focus areas include profitable growth, gross margins, SG&A, cash generation, balance sheet and capital allocation.

Diagnosis

25 Days

- Leadership team meetings/assessment
- Operating team meetings/assessment
- Client, partner and IR meetings
- Facility visits
- Continued close collaboration with industry and restructuring experts

Renewed PBI Business Model

50 Days

- Client/facility profitability analysis
- SG&A overhead analysis
- Organizational and compensation design
- Management strategic planning offsite/ roadmap development
- Set quantifiable metrics and milestones
- Continued team, client, facility and IR meetings

Implementation of Playbook

75 Days

- Take actions based on client, facility, and SG&A overhead analyses
- Implement organizational redesign
- Implement new compensation plans
- Pursue appropriate M&A opportunities
- Communication with stakeholders to create buy-in

Drive Profitable Growth

100 Days & Beyond

- Implement most impactful initiatives
- Transition ownership of strategic plans to key business leaders
- Track progress and create accountability
- Maintain flexibility to alter course as needed
- Continue transparent communication to key stakeholders

The Significant Value Opportunity at Pitney Bowes

Our detailed, six-pillar plan targets a $15+ stock price in the coming years.*



Valuation Creation Bridge
$18
$16
$14
$12
$10
$8
$6
$4
$2
$-
$3.74
$2.94
$1.71
$6.68
$5.45
$1.01
$0.45
$7.69
$5.90
$2.51
$1.70
$10.20
$7.60
$0.79
$0.31
$10.99
$7.91
$5.24
$3.43
$16.33
$11.34
Current Share Price
GEC EBIT
Presort EBIT
SG&A Cuts
SendTech Growth
GEC Sale

transform pitney bowes

Source: Hestia analysis; SEC filings; Current share price as of close on April 6, 2023.
*Slides 80-109 detail the six pillars of the Hestia Slate's plan for Pitney Bowes.

The Significant Value Opportunity at Pitney Bowes



Earnings Improvement Bridge
($ in millions)
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$-
$37
$95
$73
$113
$82
$163
$118
$149
$104
$167
$143
$445
2022 Net Income
Improve GEC Gross Profit
Improve Presort Gross Profit
SG&A Cuts
SendTech Growth
GEC Sale
2012 Actual Net Income

transform pitney bowes

Source: SEC filings; Hestia analysis.

Overview of Our Slate's Value Creation Plan

1. **Optimize Corporate Cost Structure**
2. **Restore GEC to Profitability & Explore Alternatives**
3. **Drive Profitable Growth in SendTech**
4. **Maximize Presort EBIT**
5. **Address Significant Capital Structure Issues**
6. **Ensure the Board Protects and Prioritizes Stockholders**

Pillar #1: Optimize Corporate Cost Structure

Based on our analysis of Pitney Bowes's SG&A, we believe there may be as much as a $50 million - $70 million opportunity in cost cuts.



Unallocated Share of Corporate Costs
25%
20%
15%
10%
5%
0%
10
8
6
4
2
0
$84M
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Unallocated share of total SG&A
Business Segments



Unallocated Expenses as % of Revenue+
5.7%
5.7%
6.1%
6.0%
5.6%
6.5%
5.3%
6.6%
5.6%
5.7%
5.8%
$138M
$159M
2.0%
2.0%
2.4%
2.4%
2.3%
2.2%
2.1%
2.2%
2.2%
2.1%
1.9%
0.7%
0.8%
1.8%
1.6%
1.1%
1.0%
0.9%
1.1%
1.9%
1.6%
1.3%
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Pitney Bowes
Average - Logistics*
Average - Other **

Even assuming $70 million in cuts, we would still be above levels at other "holding companies."

transform pitney bowes

Source: Company filings; Hestia analysis.

*Logistics Company Peer Set: XPO Inc., FedEx Corp., Ryder System, Inc. and Titanium Transportation Group Inc.

**Conglomerate Company Peer Set ("Other"): MillerKnoll, Inc., Topgolf Callaway Brands Corp., The Walt Disney Company, The Procter & Gamble Company, Johnson & Johnson and PepsiCo.

+Unallocated expenses are primarily made up of shared corporate services including Corp Mgmt., HR, IT, Finance / Treasury, and other corporate functions of that nature.

Pillar #1: Optimize Corporate Cost Structure (Cont.)

Our estimates are based on experience, limited data and anecdotes, given Pitney Bowes provides no transparency regarding unallocated corporate costs.

"Unallocated Corporate" costs typically fall into three buckets:

1. *"Fixed" costs*: Costs that vary minimally year-to-year, such as internal staff, audit costs, routine legal, etc.
2. *"Project" costs*: Costs that tend to be low, but spike in years of projects
3. *"Discretionary" costs*: Costs that tend to vary up and down, such as bonuses and marketing



SG&A (unallocated coporate)
$250.00
$225.00
$200.00
$175.00
$150.00
+7% Y-o-Y
-9% Y-o-Y
-6% Y-o-Y
-16% Y-o-Y
+17% Y-o-Y
-5% Y-o-Y
2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022



Illustration of Unallocated Cost Types
250
200
150
100
50
0
2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
Fixed Costs
Discretionary Costs
Project Costs

transform pitney bowes

Source: Unallocated expense data from Pitney Bowes 10-K filings, 2012-2022.

Pillar #1: Optimize Corporate Cost Structure (Cont.)

Based on what we believe is a conservative estimate of the three categories, we estimate a $50 million - $70 million opportunity.



Fixed Costs
100
80
60
40
20
0
$90 M
$70 – $77.5 M
↓14%-22%
Base
Target
High
Low

We see a roughly $12.5 million - $20 million opportunity in fixed costs based on overall costs levels relative to peers.



Discretionary Costs
120
100
80
60
40
20
0
$99 M
$59 – $69 M
↓30%-40%
Base
Target
High
Low

We see a roughly $30 million - $40 million opportunity in discretionary costs based on our analysis suggesting significant marketing costs, which should be dramatically reduced until products and services are improved and looming debt issues are addressed.



Project Costs
20
16
12
8
4
0
$15 M
$5 – $7.5 M
↓50%-67%
Base
Target
High
Low

We see a roughly $7.5 million - $10 million opportunity in project costs due to numerous anecdotes of high cost advisor projects that should be internally managed… or not be done at all.

Although our exact categories will be refined once we have internal data, this range appears plausible based on us remaining significantly above “typical” conglomerates.

Source: Company filings; Hestia analysis.

Pillar #2: Restore GEC to Profitability & Explore Alternatives

We will perform initial triage on the domestic parcel segment, through coordinated pricing and network rationalization processes.



Domestic Parcel Revenue
($ in millions)
$0
$1,176
$850-$900
2022 Revenue
Target Revenue



Domestic Parcel Gross Profit
($ in millions)
$0
$24
(2% GM)
$55-$85
(6%-9% GM)
2022 Gross Profit
Target Gross Profit



Domestic Parcel EBIT
($ in millions)
$0
($104)
($25)-($55)
2022 EBIT
Target EBIT

Benefits of the initial triage will include 1) immediate FCF improvement, 2) increased insight into potential niche focus and 3) prepare business for more successful exploration of strategic options.

Source: Company filings; Hestia analysis.

Pillar #2: Restore GEC to Profitability & Explore Alternatives (Cont.)

Initial triage involves dynamic pricing changes due to customer level pricing and network rationalization.



$1,176M Revenue, 2% Gross Margin
450
360
270
180
90
0
$ millions
-10% - -5%
-5% - 0%
0% - 5%
5% - 10%
10% - 15%
15% +
Gross Margin



Upside Case: $850M Revenue, 10% GM
500
400
300
200
100
0
$ millions
-10% - -5%
-5% - 0%
0% - 5%
5% - 10%
10% - 15%
15% +
Gross Margin
Lost Revenue
“Retained” Revenue
“Retained” Revenue at higher GM



Downside Case: $800M Revenue, 7% GM
500
400
300
200
100
0
$ millions
-10% - -5%
-5% - 0%
0% - 5%
5% - 10%
10% - 15%
15% +
Gross Margin
Lost Revenue
“Retained” Revenue
“Retained” Revenue at higher GM

Source: Company filings; Hestia analysis.

Pillar #2: Restore GEC to Profitability & Explore Alternatives (Cont.)

Initial triage will deliver three key benefits:

Immediately improve FCF

- Will be the first step in creating a sustainable business
- Will help create breathing room to deal with upcoming "debt wall"

Insight into niche strategy

- The process required to execute these changes will provide pivotal insight into the correct niche strategy to pursue:
  - Customer type
  - Form factor
  - Geography
  - Weight range

Prepare business for strategic process

- We understand the Company has shopped its domestic parcel business to numerous prospective buyers, with no attractive offers
- Beginning to fix the business will help in a process by:
  - Reducing the amount of work to be done by buyer
  - Bring in more prospective buyers due to lower cash flow needs to return to profitability

Source: Company filings; Hestia analysis.

Pillar #2: Restore GEC to Profitability & Explore Alternatives (Cont.)

- Our "base" model for the business assigns little to negative value to the GEC segment.

- While we believe the very attractive Digital business should likely remain and potentially be combined with shipping labels, the domestic parcel and crossborder businesses are likely more valuable to a logistics company than to Pitney Bowes.



RETAIN
LIKELY SELL
$ in millions
$1,000
$750
$500
$250
$0
$300-$400
$375-$500
$725-$1,050
Digital
Crossborder
"Retrenched" Domestic Parcel Business
*Based on 1.25x-1.75x P/S multiple
*Based on 0.4x-0.6x P/S multiple
*Based on 0.4x-0.6x P/S multiple

***No credit given for the net income benefits from sale**

We believe the sale value could increase significantly if crossborder and domestic parcel are held longer until returned to profitability.

Pillar #3: Drive Profitable Growth in SendTech

We will prioritize reversing the decline of SendTech, Pitney Bowes' crown jewel.

- Current management's underinvestment in SendTech has led to many missed opportunities.
- Key initiatives to drive growth in SendTech include:
  - ✓ Investing in building out the shipping label business, including through targeted capability enhancing acquisitions.
  - ✓ Focusing on reversing lost share in the postage meter space.
  - ✓ Reviewing ways to unlock restricted cash at SendTech's bank through internal transfers, or other strategic options.



EBIT
$800
$600
$400
$200
$-
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
SendTech
PBI



Revenue
$2,500
$2,000
$1,500
$1,000
$500
$-
-39%
-18%
+555%*
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
SendTech
Quadient
Stamps.com

transform pitney bowes

Source: Pitney Bowes data from 10 –K filings, 2012-2022; Quadient (f/k/a NEOPOST) data from Annual Report filings, 2012-2022; Auctane (f/k/a Stamps.com) data from 10-K filings 2012-2022.

Pillar #3: Drive Profitable Growth in SendTech (Cont.)

- Pouring cash into GEC while neglecting SendTech – Pitney Bowes' crown jewel – has driven a drop in profitability.
- We must begin reinvesting in SendTech to sustain its position in the space.
- Current leadership has reduced SG&A, in part, by cutting external salesforce by approximately 90% (from 1,000+ to 150).
- We need to increase investment in SendTech, including by growing our external sales team, who represent a long-term investment in future growth.



CapEx as % of Revenue
12%
10%
8%
6%
4%
2%
0%
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
-69%*
SendTech
Quadient



Other OpEx as % of Revenue**
60%
50%
40%
30%
20%
10%
0%
2019
2020
2021
2022
-9%
SendTech
Quadient

* SendTech CapEx dollars are down 69% during CEO's tenure, CapEx as a percent of revenue is down 49%.
**PBI has only reported enough data to determine Segment Operating Expenses back to 2019.
Although Quadient is included for comparability purposes, we believe there are good reasons for Pitney Bowes to be below them for both metrics, however the disparity (and its growth) highlights our concern.

Pillar #3: Drive Profitable Growth in SendTech (Cont.)

Pitney Bowes can grow its SendTech segment in the shipping label space through a targeted acquisition.

- In order to grow SendTech's presence in the shipping label space, which is currently highly fragmented, the Company should explore the acquisition of an asset-light, postage label software solution.
  - This approach was proven successful by Auctane, one of the dominant players in the market.
- An acquisition of a strong shipping label business with advanced software technology would accelerate growth and synergies of the existing SendTech businesses.
- **We have identified a number of acquisition candidates in the sub-$20 million range that would provide a robust solution for Pitney Bowes as a volume seller.**



Auctane (f/k/a Stamps.com) Annual Growth
100%
80%
60%
40%
20%
0%
-20%
Postage Focus
6% CAGR
Shipping Label Focus
29% CAGR
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020+

We believe Pitney Bowes must pursue tuck-in acquisitions that will help build SendTech into a meaningful player in the shipping label market.

+Last year as a public company

Source: SEC filings; Hestia analysis.

Pillar #3: Drive Profitable Growth in SendTech (Cont.)

We will explore all options to unlock the value of the Pitney Bowes Bank.

- Unlocking the “restricted cash,” which has been at the Pitney Bowes bank for 10+ years, could free up **$200 million** in funds.
- This cash could be used to improve Pitney Bowes’ corporate balance sheet strength by paying down a portion of the upcoming debt maturities.
- We would plan to work with regulators to explore the viability of accessing these funds.
- As an alternative, the company should examine ways to monetize the bank while retaining its customers and ongoing strategic relationships

Pitney Bowes Bank

over $650MM deposits on average*

over 400,000 customers*

Chartered since 1998*

We are committed to exploring all value-enhancing opportunities, including a potential sale, and believe there is additional potential upside in fully utilizing the value of the bank.

Source: Company filings; Hestia analysis.

Pillar #4: Maximize Presort EBIT

Pitney Bowes' position in, and the industry structure of, the USPS Presort business suggests value can be created by switching to ROI focused pricing, value enhancing investment and tuck-in acquisitions.



Move from current market-share focused pricing to ROI focused pricing
ROI-Focused Pricing
- Market share
+ Margins
+ ROI
Tuck-In Acquisitions
Tuck-in acquisitions will occur at lower multiples than Presort gets in the public market, other two legs of stool ensure EBITDA boost, making acquisitions even more value accretive
+ Market share
+ Margins
+ ROI
+ Investment
Each initiative increases the value enhancement of the other actions
Pitney Bowes needs to invest more in the business to support improved efficiency and better value to customers
Targeted Investment
+ CapEx
+ Margins
+ ROI

Based on our experience in similar industries, the presort industry structure is best suited to a market leader that focuses on maximizing ROI/EBIT rather than ongoing share gains.

Source: Company filings; Hestia analysis.

Pillar #4: Maximize Presort EBIT (Cont.)

Based on organic share growth, declining margins, low investment and minimal acquisitions, management appears to be focused primarily on generating revenue with low investment.



PBI Investment into Presort
50
25
0
(25)
(50)
(75)
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Estimated Value of Acquisitions
Presort D&A
Presort CapEx
Accumulated CapEx surplus (deficit)

Based on our experience in similar industries (e.g., ATM, authorized wireless resellers), the industry structure is best suited to a market leader that focuses on maximizing ROI/EBIT rather than ongoing share gains.

Pillar #4: Maximize Presort EBIT (Cont.)

The presort space is the perfect industry for a roll-up – were it not for the fact that the industry is created and managed by one entity (the USPS), which can create risks if one participant gets to be too large.

- The industry structure is best suited to a market leader that focuses on maximizing ROI/EBIT rather than ongoing share gains.
- Our analysis and research suggest EBIT and ROI can be improved through a three-pronged strategy of: 1) Alternative pricing strategies, 2) Increased investment and 3) Increased focus on tuck-in acquisitions.
- We believe these steps could increase EBIT by $12M - $24M, while improving ROI.



Presort EBIT
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
2015
2016
2017
2018
2019
2020
2021
2022
Target
Presort EBIT - lower
Presort EBIT - upper

We conservatively estimate a 2%-4% initial EBIT improvement, with further upside over time as current investments result in additional improvements.

Pillar #5: Address Significant Capital Structure Issues

	Past Pre-2022								Present 2023	Future 2024-2026
Debt / Financial Profile	• Mismanagement of the "plain vanilla" credit agreement entered into 11/2019 has unnecessarily hindered the ability to properly optimize the Company's balance sheet • **Feb 2020**: Concessions in exchange for $950M incr. facility (Tranche B) used to buy back bonds • **Mar 2021**: Created 2026-2029 debt wall • **May 2022**: 2nd Amend. expanded definition of "obligations" to further restrict ability to incur pari-passu debt • **Dec 2022**: In exchange for looser financial covenants, signed amendment to significantly tighten baskets and ability to engage in liability management transactions								• $0.79B in secured debt • $0.35B maturing 3/26; $0.44B maturing 3/28; • No asset-based lending draw Unsecured debt = $1.45B maturing 2024 – 2043	• Opportunistically pay down / repurchase $250M in debt • Potentially free up $200M in restricted cash at PBI Bank • Potential Receivables financing • Free up cash / leases
GEC Operating Profile		**Prior**	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**	• Streamline Costs • GEC: Turnaround or Sell • $120M-$180M in additional FCF generation
	Revenue		$339M	$552M	$1,023M	$1,152M	$1,619M	$1,703M	$1,576M	
	EBIT		$3M	-$18M	-$32M	-$70M	-$83M	-$99M	-$100M	
Total PBI Leverage Ratio			3.2x	4.1x	3.3x	3.4x	3.8x	3.8x	3.8x	< 2.5x
Credit Rating (S&P)		BBB	BBB-	BBB-	BB+	BB+	BB+	BB	BB	Hestia ***planned EBITDA growth*** and ***debt actions*** would improve leverage ratios last seen when Company was Investment Grade *(i.e., BBB)*
Senior Unsecured Credit Rating (Moody's)		Baa2	Baa3	Ba1	Ba1	Ba3	B1	B1	B3	Hestia ***planned EBITDA growth*** and ***debt actions*** would improve leverage ratios last seen when debt was Investment Grade *(i.e., Baa2)*
Outlook		Stable	Negative	Negative	Negative	Stable	Stable	Stable	Negative	Stable / Positive

Source: Financial data from Pitney Bowes 10-K filings, 2016-2022; Credit data from S&P Outlook reports.

Pillar #5: Plan to Reduce Leverage to Less Than 2.5x

In order to regain support of rating agencies, Pitney Bowes needs to reduce the current leverage to less than 2.5x. Options below provide potential direct paths forward to achieve significant deleveraging and support for improved debt ratings.

(USD in Millions)

Current Situation

	Q3 2022	*FY 2022*
Net Debt		
Debt	2,216	2,241
Less Cash	(607)	(681)
Net Debt	**1,609**	**1,560**
Trailing 12-mo EBITDA		
Segment EBIT	363	383
Less: Unallocated Corp Exp.	(186)	(204)
Depreciation & Amort	166	164
Est. other Proforma Adjustments *	65	65
AEBITDA	**408**	**408**
Net Debt Leverage Ratio	**3.9x**	**3.8x**

* *Proforma adjustments estimated to align with S&P Q3 2022 Leverage Ratio published in 11/22 report*

Potential Leverage Reduction Plans

Path A - Improve Operations

Change	New Ratio	
(30)	**1,530**	*Std Amort*
126	**533**	*Imp Operations*
	2.9x	

Key Assumptions:
- Implement planned Operation Improvements to enhance EBITDA
- Continue current amortization

Timing: value realized over 12mos
(Assumes full value recognized on a proforma basis after 2 quarters of results)

Path B - Sell Global Ecommerce

Change	New Ratio	
(250)	**1,310**	*Std Amort*
20	**428**	*Imp Operations*
	3.1x	

Key Assumptions:
- Sell GEC Segment for $250M net cash which is used to pay down Debt
- As GEC is currently operating at a loss, AEBITDA would improve slightly

Timing: 9 -12 mos. to complete transaction

Path C - Unlock Bank Cash Capital / Buy Open Market Debt

Change	New Ratio	
(300)		
210		
(90)	**1,470**	*Std Amort*
-	**408**	*Imp Operations*
	3.6x	

Key Assumptions:
- Raise new receivables financing for cash or unlock cash capital trapped in PB Bank
- Use cash to purchase discounted debt on Open Market

Timing: 3 - 6 mos. to work with regulators and complete transaction

transform pitney bowes

Source: Company filings; Hestia analysis.

Pillar #5: Unlock Value at Pitney Bowes Bank

We will evaluate opportunities to maximize the value of the Pitney Bowes Utah industrial bank. We will carefully analyze capital strategies in an effort to maximize financial flexibility.

- Pitney Bowes has a Utah industrial bank, governed by the Utah Department of Financial Institutions and the FDIC, which takes customer deposits and finances equipment purchases.
- A thorough review of potential transactions that could unlock capital to deploy in a more effective manner will be undertaken.
- Careful management of regulatory environment relating to liquidity and risk related capital requirements will be employed to ensure safety and soundness of the bank.
- Benchmarking of capital requirements and understanding of any side agreements with regulators relating to capital requirements will be necessary.
- The bank represents ~17% of total Pitney Bowes Assets and ~9% of total Pitney Bowes EBITDA.

Pitney Bowes Bank, Inc. Balance Sheet

($ in Thousands)	2020	2021	2022
Assets			
Cash & Amounts due from depository Inst.	$ 133,093	$ 149,389	$ 229,440
Securities	377,553	350,043	229,824
Net Loans and Leases	213,668	223,378	276,571
Bank Premises and Fixed Assets	690	623	511
All Other Assets	44,470	43,705	53,574
Total Assets	**$ 769,474**	**$ 767,138**	**$ 789,920**
Liabilities			
Total Deposits	650,727	657,946	657,351
Other Borrowed Funds	19,273	13,071	47,750
All Other Liabilities	26,028	27,129	43,707
Total Liabilities	**$ 696,028**	**$ 698,146**	**$ 748,808**
Bank Equity Capital	**$ 73,446**	**$ 68,992**	**$ 41,112**
Total Liabilities & Capital	**$ 769,474**	**$ 767,138**	**$ 789,920**
Leverage Ratio	**9.64**	**9.56**	**10.06**

**FFIEC Call Report

Source: Company filings; Hestia analysis.

Pillar #5: Improve Pitney Bowes Debt Strategy

(USD in millions)	Rate	Maturity	Amount Outstanding	Price (3/29/23)	Market Value	YTM
	Capital Structure (as of December 31, 2022)					
I. Credit Agreement Indebtedness						
$500M Revolving Credit Facility	SOFR + 2.25%	3/19/2028	-		-	N/A
Term Loan A: Due 2026	SOFR + 2.25%	3/19/2026	352	97.9	344	N/A
Term Loan B: Due 2028	SOFR + 4.0%	3/19/2028	442	96.3	426	N/A
Total Secured Debt			**794**		**770**	
II. Unsecured Debt						
4.625% Senior Notes due 2024	4.625%	3/15/2024	237	99.0	234	5.5%
6.875% Senior Notes due 2027	6.875%	3/15/2027	397	78.4	311	13.6%
7.250% Senior Notes due 2029	7.250%	3/15/2029	350	75.3	263	13.1%
5.250% Senior Notes due 2037	5.250%	1/15/2037	36	63.8	23	10.1%
6.700% Senior Notes due 2043	6.700%	3/7/2043	425	60.8 *	258	11.8%
Total Unsecured Debt			**1,444**		**1,090**	
Other debt			2		2	
III. Total Debt			**2,240**		**1,862**	



Total
Maturities by year
$2,240
$33
$281
$51
$245
$401
$1,229
Total
2023
2024
2025
2026
2027
Thereafter

Includes both bond maturities and term loan amortization

Suggested Transactions to Free Up Cash

The Company is able to generate or free up cash through either or both transaction structures noted below, with such cash being available to:

- Discharge the 2024 notes maturity and/or
- Purchase other outstanding notes which are currently trading at a discount, improving the Company maturity profile and leverage.
  Such purchases may be conducted in the open market or by way of a tender offer at a minor premium above the current market price. At current trading prices of the Company's later maturity notes of approximately 60%, each $1.00 of cash to be applied to the repayment of such indebtedness is equivalent to approximately $1.67 in terms of debt reduction.

1. Receivable Financing: The Credit Agreement permits the incurrence of up to $250.0 million of cheap factoring style debt via a receivable's facility.

2. Regulated Bank Transactions: The bank regulated entity has a heavy cash position. Subject to further bank regulatory and business diligence with respect to the Company's existing assets and leases, the Company may engage in the following arm's length transactions with the proceeds ***NOT*** subject to the asset sale sweep requirements:

a) Moving assets and/or leases to Pitney Bowes Bank by way of an "asset sale" for cash (assuming the bank retains sufficient cash to remain in compliance with applicable capital ratios), with such cash being available to be applied as noted above.

b) Moving assets and/or leases to Pitney Bowes Bank by way of a contribution, which would allow for some of the excess cash to be released to the Company by way of dividend or otherwise, while maintaining compliance by the bank with its applicable capital ratios.

Source: Company filings; Hestia analysis.

Pillar #6: Ensure the Board Protects and Prioritizes Stockholders

If elected to the Board, we plan to push for a series of governance improvements that will help protect stakeholders' interests and improve the Company's corporate governance profile.

- ✓ Provide Pitney Bowes' stockholders the ability to:
  - ✓ Call special meetings with 15% of the Company's outstanding shares;
  - ✓ Act by written consent; and
  - ✓ Fill vacancies on the Board due to the removal of any director(s).
- ✓ Have Governance Committee take action to reduce the likelihood of future interconnectedness:
  - ✓ Re-evaluate the "independence" standards in the Company's current Governance Principles; and
  - ✓ Establish an annual review process to be undertaken by the Governance Committee to ensure there are not existing relationships between or among directors that could interfere with a director's independent judgment.

We believe these enhancements represent a "first step" toward improving Pitney Bowes' governance profile and are in the best interest of all Company stakeholders.

Our Plan to Recruit a Permanent Chief Executive Officer for Pitney Bowes

Once Mr. Rosenzweig and the reconstituted Board stabilize Pitney Bowes by implementing our plan, the Company will be well-positioned to attract the ideal permanent Chief Executive Officer.

- ✓ We believe that our initiatives will create stability for Pitney Bowes, drive enhanced value and make the Company an attractive destination for a permanent Chief Executive Officer.
- ✓ Once it is time to begin recruiting a permanent Chief Executive Officer, the Strategic Planning and Capital Allocation Committee will retain an independent search firm to support and lead a robust process.
- ✓ The Committee, which we expect to be comprised of new and incumbent directors, will work closely with the executive search firm to help ensure the Board evaluates a diverse cross-section of potential candidates with necessary industry experience and strong track records of value creation.
- ✓ Mr. Rosenzweig and the reconstituted Board will work closely with the permanent Chief Executive Officer during their onboarding to ensure a seamless transition and integration into the organization.

Our Commitment to Stakeholders

If elected, our slate is committed to putting employees, partners and customers' needs first, by prioritizing the following:

- ✓ Lay out long-term business goals and delineate milestones along the way to improve investor relations.
- ✓ Prioritize internal updates (via Town Halls with Q&A sessions) to keep employees apprised of our go-forward strategy and encourage a two-way dialogue.
- ✓ Meet with segment leaders on a frequent basis to understand opportunities to improve operations and efficiency.
- ✓ Meet with segment leaders to establish meetings with key partners (e.g., the U.S. Postal Service) to maintain strong relations.
- ✓ Meet with GEC leaders to collect feedback on a new compensation plan tied to profits over sales.
- ✓ Seek enhancements in Pitney Bowes' social responsibility program to continually improve areas such as human capital management and sustainability.
- ✓ Implement governance enhancements and compensation tied to value creation to ensure management is held to account and fully aligned with stockholders.

Recap: Our Plan Puts Pitney Bowes on the Path to Profitability

1. **Optimize Corporate Cost Structure**
2. **Restore GEC to Profitability & Explore Alternatives**
3. **Drive Profitable Growth in SendTech**
4. **Maximize Presort EBIT**
5. **Address Significant Capital Structure Issues**
6. **Ensure the Board Protects and Prioritizes Stockholders**


Valuation Creation Bridge
$18
$16
$14
$12
$10
$8
$6
$4
$2
$-
$3.74
$2.94
$1.71
$6.68
$5.45
$1.01
$0.45
$7.69
$5.90
$2.51
$1.70
$10.20
$7.60
$0.79
$0.31
$10.99
$7.91
$5.24
$3.43
$16.33
$11.34
Current Share Price
GEC EBIT
Presort EBIT
SG&A Cuts
SendTech Growth
GEC Sale

Our detailed, six-pillar plan targets a $15+ stock price in the coming years. We believe that executing on our strategy will help the Company significantly improve its credit profile.*

transform pitney bowes

Source: Company filings; Hestia analysis; Current share price as of close on April 6, 2023.
*Slides 80-109 detail the six pillars of the Hestia Slate's plan for Pitney Bowes.

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transform pitney bowes

Appendix: Nominee Bios

Milena Alberti-Perez Bio

Milena Alberti-Perez is on the board of directors of Digimarc Corp. (NASDAQ: DMRC), a provider of enterprise software and services, since April 2022. Ms. Alberti-Perez was most recently the Chief Financial Officer at Getty Images Holding, Inc. (NYSE: GETY), a visual media company, from January 2021 to January 2022. Previously, Ms. Alberti-Perez was Chief Financial Officer at MediaMath, Inc., a demand-side platform for programmatic marketing and advertising, from January 2020 to December 2020. Prior to this, Ms. Alberti-Perez held various financial and publishing roles at Penguin Random House LLC ("Penguin Random House"), a multinational publishing company, including Global and U.S. Chief Financial Officer from 2015 to 2017, Senior Vice President of Global Corporate Finance from 2014 to 2015, Senior Vice President of Corporate Development from 2011 to 2014, Vice President of Mergers & Acquisitions from 2010 to 2011, Director of Spanish Language Publishing from 2004 to 2010, and Director of Corporate Development from 2001 to 2004. Earlier in her career, Ms. Alberti-Perez was an associate in Latin American Equity Research at Morgan Stanley (NYSE: MS), a multinational investment management and financial services company, from 1997 to 1999, and a financial analyst at Lehman Brothers Holdings Inc., which was an American global financial services firm, from 1995 to 1997. Ms. Alberti-Perez serves on the board of directors of Overdrive, Inc., a digital content distributor, since September 2020, and RBmedia, an audiobook publishing company, since November 2018. Ms. Alberti-Perez previously served on the board of directors of Penguin Random House as a non-voting board member and a member of its audit committee from 2015 to 2017, Companhia das Letras, the largest publishing house in São Paulo, from 2016 to 2017, and FlatWorld (f/k/a Flat World Knowledge), a publisher of college-level textbooks and educational supplements, as an observer from 2011 to 2016. Ms. Alberti-Perez also serves on the board of the Wild Bird Fund, New York City's only wildlife rehabilitation center, since 2019, and Jumpstart, a national early education organization, since 2015. Ms. Alberti-Perez is a member of the Latino Corporate Directors Association, a non-profit organization, since October 2018. Ms. Alberti-Perez previously served on boards of directors of THE CITY, a non-profit news organization, from June 2019 to January 2021, and the University of Pennsylvania's Executive Fund, the annual giving fund of the University of Pennsylvania, from 2015 to April 2021. Ms. Alberti-Perez received an M.B.A. from the Harvard Business School and a B.A. in Economics from The University of Pennsylvania.



Todd Everett Bio

Todd A. Everett currently works as an independent advisor to several companies, including Doddle Parcel Services Limited, a technology company, since January 2021, Verishop, Inc., an e-commerce marketplace, since February 2019 and Fetch Package, Inc., an off-site package delivery service company, since December 2018. Previously, Mr. Everett was an advisor to 101 Commerce, Inc., a global e-commerce platform, from September 2018 to December 2019. Mr. Everett was Senior Vice President and Strategic Advisor, Commerce Services of the Company from March 2018 to May 2018. Prior to that, Mr. Everett held various roles at Newgistics, Inc. ("Newgistics"), which is a subsidiary of PBI that provides e-commerce development services, including President and Chief Executive Officer from 2015 to February 2018, Chief Operating Officer and General Manager of Parcel and Fulfillment Services from 2014 to 2015, Senior Vice President of Operations from 2010 to 2013, and Director of Operations from 2005 to 2010. Earlier in his career, Mr. Everett worked as a Transportation and Outsourcing Manager at Intel Corporation (NASDAQ: INTC), a multinational corporation and technology company, from 1996 to 2005. Mr. Everett is currently on the board of directors of ACI Group, a portfolio of direct-to-consumer companies, since May 2021. Mr. Everett served on the board of directors of Newgistics from 2015 to October 2017. Additionally, Mr. Everett was on the board of directors of Delivering Good, Inc., a non-profit organization that provides various products to families and individuals in need, from January 2020 to December 2021. Mr. Everett previously sat on Iowa State University's Transportation Council. Mr. Everett received a B.S. in Transportation and Logistics from Iowa State University.



Katie May Bio

Katie A. May is on the boards of directors of several companies. Most recently, Ms. May was the Chief Executive Officer of ShippingEasy, Inc., an Austin, TX-based start-up, from 2012 to January 2020. Previously, Ms. May was Chief Executive Officer of Kidspot.com.au Pty Ltd, an Australian-based digital parenting publisher, from when she founded the company in 2005 to 2012. Prior to that, Ms. May worked as Chief Marketing Officer of SEEK Limited (OTCMKTS: SKLTY), an Australian based online employment marketplace operating across Asia Pacific and Latin America, from 1999 to 2005. Earlier in her career, Ms. May worked as an Associate at Booz & Company, a global strategy consulting firm that is now a business unit of PricewaterhouseCoopers LLP, from 1996 to 1999, Brand Manager at Philip Morris USA, a subsidiary of Altria Group, Inc. (NYSE: MO) that manufactures and markets tobacco products, from 1994 to 1996, and Tax/Corporate Finance Senior at Arthur Andersen LLP, which was an accounting firm, from 1989 to 1992. Ms. May serves on the boards of directors of Buildxact, a software company, since February 2022, Thinkific Labs, Inc. (OTCMKTS: THNCF), a leading cloud-based software platform, since April 2021, Onramp Funds, Inc., a financing technology platform, since March 2021, ROKT Pte Ltd, a global leader in ecommerce marketing technology, since July 2020 and Vivi International Pty Ltd., an Australian education technology company, since February 2020. Ms. May served on the board of directors of Stamps.com, Inc. (formerly NASDAQ: STMP), a company that provides mailing and shipping services, from March 2019 to September 2021. Ms. May received an M.B.A. from The University of Texas at Austin and B.B.A. in Accounting from The University of Texas at Austin.



Lance Rosenzweig Bio

Lance E. Rosenzweig was most recently President and Chief Executive Officer of Support.com, Inc. (formerly NASDAQ: SPRT) ("Support.com"), a leading provider of customer and technical support solutions and security software, from August 2020 to October 2022. Previously, Mr. Rosenzweig was the Chief Executive Officer of Startek Inc. (NYSE: SRT), a global business process outsourcing company, from July 2018 to January 2020. Prior to that, Mr. Rosenzweig was an Operating Executive of Marlin Operations Group, Inc. ("Marlin"), which works with Marlin Equity Partners, a global investment firm, from 2015 to 2017. Mr. Rosenzweig served as President of Global Markets and Chief Executive Officer for Aegis USA, Inc. ("Aegis USA"), a leading business process outsourcing company, from 2013 through the company's sale to Teleperformance in 2014. Mr. Rosenzweig was Chief Executive Officer of LibertadCard, a provider of pre-paid debit and remit cards, from when he founded the company in 2010 to 2013. Mr. Rosenzweig co-founded PeopleSupport, Inc. (formerly NASDAQ: PSPT) ("PeopleSupport"), a business process outsourcing company, in 1998, where he was Chief Executive Officer from 2002 through the company's sale to Aegis USA in 2008. Mr. Rosenzweig served as President at Newcastle Packaging, a plastic packaging company, from 1993 to 1998. Earlier in his career, Mr. Rosenzweig was Vice President at GE Capital, a financial services subsidiary of General Electric Company (NYSE: GE), from 1991 to 1993, Vice President of Dean Witter, Discover & Co., which was an investment bank, from 1989 to 1991, Senior Vice President of Capel Court Financial Services, a financial services firm, from 1987 to 1989, and Corporate Planning Manager at Jefferson Smurfit Corp., a manufacturer of paper and packaging products, from 1985 to 1987. Mr. Rosenzweig serves on the board of directors of GC Parent, LLC, a provider of accounts receivable management, customer care and back office solutions, since January 2023. Mr. Rosenzweig served on the board of directors of several public and private companies, including Support.com from August 2020 to September 2021, Boingo Wireless, Inc. (formerly NASDAQ: WIFI), a leading provider of wireless networks, from 2014 until its acquisition by Digital Colony in June 2021, NextGen Healthcare, Inc. (NASDAQ: NXGN), an American software and services company, from 2012 to October 2021, Domo Tactical Communications, a provider of wireless communications technology, from 2015 to 2017, GiftCertificates.com, Inc., an e-commerce provider of innovative reward solutions and gift products, from 2015 to 2017, Duncan Solutions, Inc., a provider of parking and tolling solutions, from 2015 to 2017, PeopleSupport from 1998 to 2008, and Newcastle Packaging from 1993 to 1998. Mr. Rosenzweig received an M.B.A. from Northwestern University and a B.S. in Industrial Engineering from Northwestern University.



Kurt Wolf Bio

Kurtis J. Wolf has served as the Managing Member and Chief Investment Officer of Hestia LLC, a deep value hedge fund that he founded, since 2009. Mr. Wolf was an economic consultant to American Assets Investment Management, LLC, an investment management company, from 2016 to March 2020. From 2007 to 2008, Mr. Wolf worked as a Senior Analyst at First Q Capital, LLC, a hedge fund that invested in public companies which had previously been backed by venture capital or private equity firms. From 2006 to 2007, Mr. Wolf served as co-Founding Partner at Lemhi Ventures LLC, a health care services-focused venture capital incubator. Mr. Wolf previously was co-Founding Partner at Definity Health Corporation, a leading player in the consumer-driven health care space, which was acquired by UnitedHealth Group Inc. (NYSE: UNH) in 2004. After the acquisition, from 2005 through 2006, Mr. Wolf served as Director, Corporate Development for UnitedHealth Group Inc.'s Definity Health Corporation subsidiary. Prior to Definity Health Corporation being acquired, from 1998 to 2000, he served as its co-Founding Partner, primarily focusing on finance and strategy. Between his two periods at Definity Health Corporation, Mr. Wolf served as an Analyst at Relational Investors LLC, an activist hedge fund, from 2002 to 2004. Previously, he was a co-Founding Partner and Consultant at Lemhi Consulting, an entity related to Definity Health Corporation, from 1998 to 2000. Mr. Wolf also has experience working as a consultant both with Deloitte Consulting from 1995 until 1998 and The Boston Consulting Group during the summer of 2001. Previously, Mr. Wolf served on the boards of directors of GameStop Corp. (NYSE: GME), a video game, consumer electronics and gaming merchandise retailer, from June 2020 to April 2021, and Edgewater Technology, Inc., a business and IT consulting firm, from 2017 until it became part of Alithya Group Inc. (NASDAQ: ALYA) in November 2018. Mr. Wolf earned an M.B.A. from the Stanford Graduate School of Business and a B.A. from Carleton College.

